[ PICTURE - SAP Logo ]

          ANNUAL REPORT 1998




[ PICTURE - Scenes from the             [ PICTURE - SAP AG Corporate
  Frankfurt Stock Exchange ]                Headquarters ]




                        The software works the way I do

                          [ PICTURE - SAP Customers ]

                                    CONTENTS


                  [ PICTURE - SAP AG Corporate Headquarters ]

2          Selected Financial Highlights
3          Profile
4          Introduction

                    [ PICTURE - Scenes from SAP AG Lobby ]

6          Review of Operations 1998
6          Overview
10         Investment for Future Growth
12         Profit Performance
13         Research and Development
16         Financial Statements of SAP AG
18         Development in the Regions
19         Development by Industry Sectors
20         Development of the Consolidated Balance Sheets
22         Outlook

            [ PICTURE - Scenes from the Frankfurt Stock Exchange ]

26         Report of Independent Auditors
27         Consolidated Income Statements
28         Consolidated Balance Sheets
29         Consolidated Statements of Cash Flows
30         Consolidated Statements of Changes in Shareholders' Equity
31         Notes to Consolidated Financial Statements
66         Supervisory Board and Executive Board
68         Subsidiaries, Joint Ventures, and Associated Companies
70         Five-Year Summary

72         Addresses and Financial Calendar





                                                           Contents            1

SELECTED FINANCIAL HIGHLIGHTS

                                            (in millions of DM, unless otherwise  indicated)                (in millions
                                               1994         1995          1996         1997         1998     of EUR 1998
                                            -------      -------       -------      -------      -------      ----------

SALES REVENUES                              1,831.1      2,696.4       3,722.2      6,017.5      8,465.3         4,328.2
thereof product revenues as a %                71.2         71.9          70.7         68.1         62.1
average per employee
(in thousands of DM/EUR)                        414          419           455          521          489             250

EMPLOYEE AT YEAR-END                          5,229        6,857         9,202       12,856       19,308

PERSONNEL EXPENSES                            675.2        956.7       1,338.5      2,074.9      3,043.6         1,556.1
as a % of sales revenues                       36.9         35.5          36.0         34.5         36.0

RESEARCH AND DEVELOPMENT EXPENSES             369.6        438.2         505.5        701.8      1,121.7           573.5
as a % of sales revenues                       20.2         16.3          13.6         11.7         13.3

NET INCOME                                    281.2        404.8         567.5        925.4      1,052.3           538.1
as a % of sales revenues                       15.4         15.0          15.2         15.4         12.4
INCOME ACCORDING TO DVFA/SG 3)                280.3        403.3         566.2        923.0      1,049.3           536.5

CASH FLOW ACCORDING TO DVFA/SG 3)             386.5        559.0         782.7      1,230.1      1,337.7           683.9
as a % of sales revenues                       21.1         20.7          21.0         20.4         15.8
SHAREHOLDERS' EQUITY                        1,236.2      1,529.5       2,211.3      3,062.4      3,756.4         1,920.6

                                            (in DM)                                                             (in EUR)

EARNINGS PER SHARE ACC. TO DVFA/SG 3)          2.77         3.98          5.47         8.85        10.04            5.13

DIVIDENDS PER ORDINARY SHARE                   0.85         1.30          1.80 1)      2.80                         1.57 2)

DIVIDENDS PER PREFERENCE SHARE                 0.90         1.35          1.85 1)      2.85                         1.60 2)



1) 1996 includes a 25th anniversary bonus of DM 0.50 per ordinary and preference share

2)   1998 proposed dividend

3)   German Association For Financial Analysts and Investment Consultants




2            Selected Financial Highlights

Profile

SAP has more than 25 years' experience in developing forward-looking information management software solutions in continuous dialog with its customers, who are companies and organizations of all sizes and in all sectors. Starting from raw data and facts, SAP's products and services create information that supports strategic action for business success. The Company orients its efforts strictly to the practical needs of customers, and has an emphatic worldwide market and technology lead in Enterprise Resource Planning software. An analysis by prominent researcher AMR shows SAP's world market segment share is 33% - bigger than the next four competitors combined. According to a study by Gartner Group, a noted market research institute in the field of information technology, SAP is the only ERP vendor qualifying as a "leader", scoring ahead of all competitors both for completeness of vision and ability to execute.

       Constant innovation is SAP's recipe for further strengthening its market position. The Company continuously improves existing products, and is fast to market with products from new development initiatives and technologies. The driving forces behind this process are the employees (approximately 19,300 worldwide) and research and development investment (DM 1.12 billion, corresponding to 13% of 1998 sales revenue). For SAP, the education, training, and motivation of employees is just as important as product development. There is no other sector where the market position of vendors is so dependent on employees' creativity and enthusiasm for innovation as in the software industry.

       The foundation of SAP's worldwide success is the R/3 System. It is in use in more than 107 countries, and is today recognized as the industry standard. Since the introduction of R/3 in 1992, SAP and its partners have installed approximately 20,000 R/3 Systems. This broad customer base opens wide avenues for SAP growth, for example by orienting software development to specific industry sectors. This removes the distinction between standard systems and industry software, and accomplishes the step from a standardized solution to a family of individual solutions.

       The New Dimension product offensive is penetrating additional growth markets outside the core R/3 area. For example, SAP Supply Chain Management answers customers' growing demands for efficient control of logistics processes across company boundaries. The worldwide EnjoySAP initiative focuses on the needs of software users. The goal of EnjoySAP is to further improve the user-friendliness of SAP products, including the ability to tailor solutions to individual users' procedures.

       Successful continued development of the R/3 product, orientation to industry sectors, and the New Dimension initiative have combined to give SAP a promising outlook for future growth.

       Today and in the future, SAP solutions control value processes across company and sector boundaries to support the work of ever more users in ever more organizations.








                                                              Profile          3

TO OUR SHAREHOLDERS, PARTNERS, AND CUSTOMERS:


                  [ PICTURE - Co-Chairmen and CEOs of SAP AG:
                              Hasso Plattner and Henning Kagermann ]

This year's Annual Report is more than just an account of another successful year in SAP's 26 years of thriving business. We hope it will provide you with insight into the variety of environments in which our customers use our products, and the benefits they - and in turn their customers - derive from them. SAP's recipe for success includes more than good business results: The quality and variety of our products and the innovative spirit of our employees are essential ingredients. Our ambition is to help everyone who uses our products gain more satisfaction from their work and from the results of their work. A strict orientation to the needs of our customers is our incentive. Future development will be driven not by what is technically achievable, but by what will benefit our customers. The EnjoySAP initiative channels all our efforts toward this goal. EnjoySAP is much more than a regular product development project: It expresses the vision and culture of SAP as a company.

We reached some important milestones this year: SAP co-founders Dietmar Hopp and Klaus Tschira became Supervisory Board members, signaling a new phase for the company. SAP's debut on Wall Street was the biggest new listing in the history of the New York Stock Exchange. Quotation on the NYSE was a natural step for us as a global organization.

One of our most significant accomplishments in fiscal 1998 was the recruitment of nearly 6,500 highly qualified new employees worldwide. This sizeable investment creates the right conditions for our continued success, enabling us to reach out to new customers and offer existing customers new products. We needed efficient human resources management to manage recruitment on that scale:
We are developing Advanced HR, a software platform for optimizing differentiated utilization of all resources, for our own use -and soon for the benefit of our customers. In the past we've demonstrated our speed and reliability in responding to customer and market issues like the euro changeover and year 2000. Our job now is to exploit our lead with new initiatives and developments.

Global business conditions were challenging in 1998 and we're pleased to have met our target sales revenue growth of 40%. We also increased profit before taxes and before creation of STAR program accruals by 18%, although this was short of our target. This shortfall was caused by unanticipated sales delays in Japan at the end of the 1998 fiscal year. These challenges notwithstanding, we again grew our share of the big five competitors' market by 2% to just under 60%. In fact, SAP's software sales revenues are four times



4            Introduction
greater than the software sales revenues of all four biggest competitors combined. According to a study by Gartner Group, a noted U.S. market researcher in the field of information technology, SAP is the only Enterprise Resource Planning software vendor with both a complete vision of new software solutions as well as the ability to execute them. Industry Business Units and Solution Maps of complete business processes support our successful orientation toward industry sectors. We are expanding our indirect marketing to small and medium-sized enterprises - in the Value Added Resellers field alone we doubled our installed base during 1998.

New Dimensions is the initiative behind our drive to become a multi-product vendor. We anticipate that in five years or less, Supply Chain Management, Customer Relationship Management, and Business Intelligence will account for a third of SAP's sales revenues. In 1999 we will be able to achieve greater profitability by focusing more on expenses, particularly the cost of buying services, and by improving the efficiency of our sales, marketing, and development operations. Our productivity will receive an extra boost with new employees "going live" in 1999. Our target for sales revenue growth this year is 20% to 25%, and we aim to double sales over the coming three years.
This will strengthen our position as market leader.

Thank you all for your continued confidence in SAP's business and technological vision. We look forward to achieving sustained success together.



/s/ Hasso Plattner                        /s/ Henning Kagermann


Hasso Plattner                            Henning Kagermann
Co-Chairman and CEO, SAP AG               Co-Chairman and CEO, SAP AG






                                                           Introduction        5

Review of Operations 1998                                     SAP 1998:OVERVIEW

                  [ PICTURE - SAP AG Corporate Headquarters ]

FORWARD-LOOKING STATEMENTS

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "expect" and "project" as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation publicly to update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the Securities and Exchange Commission, including the Company's Form 20-F for 1998 that is expected to be filed in April 1999.

Pictures and graphs are included for illustrative purposes only and are not part of the Review of Operations.

1998 - A SUCCESSFUL YEAR DESPITE CHALLENGES

In 1998, the SAP Group built important foundations for the future. It was a successful year, even though in some areas the Company did not achieve its targets.

       The strategy for the year was to win more market share by accelerating the pace of innovation and continuing to broaden SAP's edge over its competition, while also focusing on the core competency, pursuing massive investment in refining products and extending the product range. It proved highly successful. SAP put even more ground between itself and the competition in the enterprise software market, where the Company leads by a big margin. SAP's impressive growth in 1998 (as reported by prominent market research institute International Data Corporation - IDC) won more market share for the Company. An analysis by another leading researcher, Advanced Manufacturing Research, shows SAP's market share in the enterprise software market in 1998 was 33%, a gain of two percentage points over 1997. In addition, by pursuing its expansion and investment strategy, SAP laid the foundations for the Company's growth in the future. The main engines for this growth in the future are:

- Constantly expanding and improving the R/3 family of Enterprise Resource Planning software products

- Developing and marketing complete, specialized industry solutions based on the R/3 System

6            Review of Operations

                  [ PICTURE - SAP AG Corporate Headquarters ]

- Broadening the product offering with New Dimension products. The New Dimension products shown below are business solutions that are independent of R/3 and span system platform, enterprise, and organizational boundaries:

       -      Supply Chain Management software

       -      Customer Relationship Management software

       -      Business Intelligence software

Reorganizing the development function into Core Development plus 13 independent Industry Business Units (IBUs) contributed to the growth of sales volume, as did intensification of marketing efforts through direct and indirect channels. The creation of the 13 IBUs, where currently 17 complete industry-specific software solutions are under development, underlines the focus of the Company's business on the requirements of selected industry sectors.

         With the exception of Japan, all the Company's major markets contributed to realizing the goal set by SAP of increasing revenue by approximately 40% in 1998. SAP's actual sales grew by 41% in 1998. A shortfall of approximately DM 200 million in anticipated software sales revenue from Japan and Russia in the fourth quarter of 1998 was unexpected, and did not become apparent until the end of the year. The problems in Japan and Russia represented the major reasons for the Company's failure to achieve the targeted 30% to 35% increase in pretax profits before the creation of accruals for the employees' STAR (Stock Appreciation Rights) program in 1998. Pretax profits before accruals for the STAR program grew 18% to DM 1.97 billion.

REVENUES INCREASE BY 41%

As expected, SAP consolidated sales increased 41% to DM 8.47 billion. Excluding the negative foreign exchange effect, the growth in sales was even higher at 45%.

         Product sales (software and maintenance) grew 28% to DM 5.26 billion, accounting for the largest portion of revenue. Under the assumption that 50% of the maintenance revenues are related to the distribution of new software releases and the other 50% to service-related maintenance, software sales, comprising sales of new software licenses and of new software releases, increased 25% to DM 4.68 billion. Revenue from service related maintenance increased 68% to DM 573 million. Overall, the percentage of product sales in the total sales figure declined to 62% from 68% in the previous year. The SAP R/3 System was the biggest contributor to product sales, increasing by 31% to DM
5.05 billion. The R/2 System, introduced in 1979 for mainframe computers, contributed DM 176 million to SAP sales. R/2 is no longer actively marketed, and most of the R/2 revenue was from sales of new releases and maintenance. Consulting sales grew 75% to





                                                 Review of Operations          7

            [ PICTURE - Scenes from SAP AG Corporate Headquarters ]

SAP GROUP SALES   in DM millions

1998...................      8,465         +41%
1997...................      6,017         +62%
1996...................      3,722         +38%
1995...................      2,696         +47%
1994...................      1,831

R/3 PRODUCT SALES   in DM millions

1998...................      5,055         +31%
1997...................      3,865         +63%
1996...................      2,376         +44%
1995...................      1,652         +69%
1994...................        975


DM 2.19 billion. The reason for this steep rise was the launch of TeamSAP, a concept that involves the Company taking a more active role in supporting customers' SAP software implementation projects. Training revenue increased by 54% to DM 893 million. Miscellaneous revenues, principally income from customer events, increased by 37% to DM 122 million.

PROBLEMS IN JAPAN IMPACT RESULTS

In general, the global economic situation in 1998 remained, to a large degree, without particular influence on SAP's business. However, the specific circumstances in Japan and Russia significantly impacted SAP's results for 1998.

       At the beginning of the year, it appeared the Company's operations in Japan would not be significantly influenced by the economic and financial crisis in that country. Not until late in the second quarter did the crisis in Japan begin to impact SAP's business. Japanese businesses began to scale down planned SAP software implementation projects or to schedule projects over a longer period than first anticipated. These developments led to lower product sales revenue than SAP Japan had planned. Although at that time SAP assumed the situation in Japan would not improve quickly, and consequently adjusted internal expectations more than once, the worsening of the crisis and its effects on SAP,




8            Review of Operations

            [ PICTURE - SCENES FROM SAP AG CORPORATE HEADQUARTERS ]

in particular at the end of the final quarter, took the Company by surprise. A reorganization of the Japanese sales operation was carried out immediately, from which SAP expects a marked improvement in the accuracy and quality of sales forecasting, as well as improved orientation to the altered purchasing behavior of major companies in Japan.

         The financial crisis in Russia and the other countries of the former Soviet Union meant companies operating in the area were confronted with ever-worsening solvency problems. SAP has made allowances for this in the Consolidated Financial Statements resulting in a reduction in 1998 pretax profits by approximately DM 40 million.

EXCEPTIONAL BOOM RECEDES

The boom in ERP software sales related to year 2000 issues weakened during the course of 1998. From the mid-1990s through the first half of 1998, many companies invested heavily in the renewal of their software landscape, replacing noncompliant legacy systems in anticipation of year 2000. This caused an exceptional demand for SAP software from late 1996 to mid-1998.

SAP GROUP SALES BREAKDOWN   in DM millions
                                  [ GRAPHIC ]

                    PRODUCT SALES ........................  5,257 (62%)
                    +28% over 1997
                    CONSULTING ...........................  2,193 (26%)
                    +75% over 1997
                    TRAINING .............................    893 (11%)
                    +54% over 1997
                    MISCELLANEOUS ........................    122 (1%)
                    +37% over 1997
                    TOTAL SALES ..........................  8,465

                                                 Review of Operations          9

INVESTMENT FOR FUTURE GROWTH

                          [ PICTURE - SAP CUSTOMERS ]


With the approach of the millennium now imminent, the feasibility of replacing noncompliant legacy systems with enterprise systems became limited given the long lead-time to plan or install such systems. Moreover, in the second half of the year, many companies held back new investment in business software while they began to focus on their internal efforts to meet the millennium challenge.

         This trend affected the whole Enterprise Resource Planning (ERP) software market, which is the market in which SAP's operations are concentrated. According to an analysis by investment bankers Goldman Sachs, the combined software licensing revenue of the five leading ERP software vendors increased 18% overall in 1998, compared to 43% in 1997. In the first quarter, the rate of growth was still 37%. In the next two quarters, the rate of increase declined to 31% and then to 23%. Goldman Sachs reports that the five major vendors' combined software licensing revenue decreased 4% in the final quarter.

         It is not clear at this point when this trend in purchasing behavior will be reversed. Estimates vary from mid-1999 to the end of 1999 and beyond. The Company is adjusting to the new reality, continuing to focus on additional offerings of products and services to sustain revenues and grow market share.

SAP's expansion and investment strategy had its biggest impact in the development of employee numbers. The build-up of headcount worldwide (up 50% to 19,308 at the end of 1998, compared with 12,856 at the end of 1997) was concentrated in the research and development area. The number of research and development employees increased 68% to 4,818 in 1998 from 2,876 in 1997. This means 25% of all employees were working in research and development (1997: 22%). The number of employees in sales and marketing grew by 45% to 3,503 (1997:
2,423). There were 3,013 new positions in service and support, an increase of 46% to 9,570 employees (1997: 6,557) in this area.

        Sales per employee declined to DM 489 thousand from DM 521 thousand in the previous year based on an average number of employees for the year of 17,323. The 6% downturn was caused by the significant rise in the number of employees, which SAP regards as an investment in the future, and by the negative effect of foreign exchange. Sales per employee is an important industry measure, in which SAP retains its leading position among its competitors.

       In addition, the Company's continued commitment to accelerate penetration and consolidate international markets required relatively steep growth in employee numbers outside Germany. In the Americas region, SAP increased staff numbers by 58% to 5,984 (1997: 3,785). In the Europe, Middle East, and Africa region




10            Review of Operations

                        [ PICTURE - SCENES FROM CEBIT ]

(EMEA), the number of employees grew 46% to 10,960 (1997: 7,485). In
Germany alone the number of employees increased to 7,679, 39% more than at the end of 1997 (5,516). In the Asia-Pacific region, the number of staff increased 49% to 2,364 (1997: 1,586).

         As a result, personnel expenses increased 47% to DM 3.04 billion. As a percentage of sales, personnel expenses grew from 34% to 36%. The personnel expenses include DM 48 million for the employees' stock appreciation rights program (STAR). Disregarding the expense for the STARs, the increase in personnel expenses would have been 44%. The STAR program was implemented in 1998 to compensate as many SAP employees as possible based on the performance of SAP preference shares over an approximately one-year span (May 1998 to April 1999). The program is an additional value-based component in SAP's performance-oriented compensation concept. STARs were generally allocated to employees who had permanent employment contracts on June 30, 1996. The size of the allocation depended on the individual's potential performance and ability. Eligible employees are rewarded for share price

SAP GROUP COST / NET INCOME BREAKDOWN   in DM millions


                   [ GRAPHIC ]

PERSONNEL COSTS ...................... 3,044 (36%)
+47% over 1997
OTHER EXPENSES/INCOME ................ 2,050 (24%)
+39% over 1997
COST OF SERVICES AND MATERIALS ....... 1,180 (14%)
+95% over 1997
NET INCOME ........................... 1,052 (13%)
+14% over 1997
TAXES ................................   868 (10%)
+17% OVER 1997
DEPRECIATION AND AMORTIZATION ........   271 (3%)
+39% OVER 1997
                                       -----
      TOTAL                            8,465


                                             Review of Operations          11

PROFIT PERFORMANCE

                          [ PICTURE - SAP EMPLOYEES ]


growth in accordance with predetermined rates. Accruals were created for the expense of this STAR program. The initial program is for approximately one year, and the Company plans to extend it in a slightly modified form in the future.

       While somewhat tempering SAP's results for 1998, the Executive Board believes that the investment by SAP in continuing to build a strong global infrastructure is essential to its continued growth and prospects in 1999 and beyond.

Pretax profits before creation of accruals for the employees' STAR program increased 18% to DM 1.97 billion. After creation of accruals for the STAR program, pretax profits were up 15% to DM 1.92 billion, representing a pretax margin of 23% as compared with 28% in 1997. Foreign exchange negatively impacted pretax profits by three percentage points in 1998, while they contributed positively 12 percentage points to pretax profits in 1997. The 51% rise in costs to DM 6.76 billion in part reflects the Company's growth strategy and the associated intensification of recruitment: The number of employees rose by 50%. Another factor that contributed to the higher costs was the exceptional increase in purchased services for TeamSAP. The TeamSAP initiative was launched at the end of 1997 to further improve the quality of R/3 implementation projects. This initiative was the main reason for the increase in the cost of purchased consulting services, up 134% to DM 728 million. These costs were passed on to the customers. In 1998 there was a net loss from investments of DM 32 million compared to net income of DM 4 million in 1997. This loss includes SAP's share, DM 37 million, of a start-up loss at Pandesic, a joint venture with Intel Corp. Pandesic offers complete solutions for commerce via the Internet. Net interest income grew to DM 61 million from DM 53 million last year, due to increased liquidity.




12            Review of Operations

RESEARCH AND DEVELOPMENT

                           [ PICTURE - SAP PRODUCTS ]


INCREASED EARNINGS PER SHARE

The total tax rate increased slightly to 45.2% from 44.5% in 1997, resulting in a net income growth (14% to DM 1.05 billion) that was slightly less than that of pretax income. The margin on net income fell to 12.4% from 15.4% in 1997. Earnings per share, based upon the DVFA/SG (German Association of Financial Analysts and Investment Consultants) method, grew from DM 8.85 to DM 10.04. The number of no-par shares outstanding increased from 104.3 million as of December 31, 1997 to 104.6 million as of December 31, 1998 due to the partial conversion of the 1988 and 1994 employee convertible bonds. If all convertible bond rights were to be exercised, the number of shares issued and outstanding would increase to 105.25 million.



TRENDS IN EARNINGS   in DM millions

1998...................      1,052         +14%
1997...................        925         +63%
1996...................        568         +40%
1995...................        405         +44%
1994...................        281

Expenditures for research and development, consisting largely of personnel expenses, increased 60% to DM 1.12 billion (1997: DM 702 million). As a percentage of sales, research and development expenses increased from 12% to 13%, which once again was among the highest in the industry. The main center for R&D is at the Company's headquarters in Walldorf, Germany. Of SAP's 4,818 worldwide R&D headcount at the end of the year, 3,799 were employed in Germany. The Company's other development centers, which include Palo Alto, USA, Tokyo, Japan, Bangalore, India, and Sophia-Antipolis, France will be developed further as its research and development work is increasingly decentralized. As of the end of 1998, SAP had 3,984 R&D employees in the Europe, Middle East, and Africa region (including Germany), 458 in America, and 376 in the Asia-Pacific area.

       The constant strengthening of the Company's efforts in research and development is a reflection of its determination to lead in innovation, and to answer customers' increasing demands for better and more efficient products. The Executive Board is convinced that through its R&D efforts SAP will broaden the range of its products and so sustain its leading position in the market, creating further benefits for its customers, employees, and shareholders.

       In 1998, SAP's strategy of expansion and investment focused on developing new product lines, and the



                                                Review of Operations          13

                          [ PICTURE - SAP Customers ]


Company was right on target with deliveries and sales of the new products. The first of the New Dimension products are already established in the market. The Company already recorded more than 300 sales of the Business Information Warehouse (BW), the analytical management decision support solution, since the first shipment in August 1998. More than 100 orders were taken for the Advanced Planner and Optimizer (APO), which is the planning software for the SAP Supply Chain Management initiative that was first shipped in December 1998.

       The development of sales support products was extended in 1998 to create a new Customer Relationship Management initiative. There will be three offerings in this program: SAP Sales, SAP Service and SAP Marketing.

ENJOYSAP INITIATIVE LAUNCHED

In 1998, SAP launched a development initiative named EnjoySAP with the express goal of concentrating efforts on the needs of users. The aim is to help current and future SAP software users become more productive. Another benefit will be to further improve the usability of SAP software. For example, design optimization will make the Company's products easier to learn, faster to use, and more adaptable to the ways particular users work. The Company is convinced that this initiative will extend the potential usership of SAP software, and so strengthen sales.


COMPREHENSIVE INTERNET OFFERING

SAP recognized early the potential of the Internet for business processes. By the end of 1996, the Company had already become the first enterprise software vendor to market with applications in its R/3 core product designed for Internet use. Since that time, many innovative products have been shipped or announced by the Company. Today SAP's employee self-service applications based on Internet technology, such as internal purchase requisition processing, have nearly three million users.

       The Company has also already shipped Internet products that control business processes between vendors and retail customers, such as SAP Online Store, SAP Retail Store, and Pandesic.

       At the end of the first quarter of 1999, SAP plans to release the SAP B2B Procurement (Business-to-Business Procurement) product for handling business processes between companies and their suppliers. With SAP B2B Procurement, companies will be able to control their procurement of materials and components via the Internet.

       In 1999 SAP will release an enhanced Web Graphical User Interface, and R/3 functions that are




14            Review of Operations

               [ PICTURE - Scenes from SAP Training Facilities ]


suitable for using in a browser will be made available on the Internet via this new interface.

         SAP launched an initiative at the beginning of 1999 to bundle its know-how on Internet-based business and its many different Internet-based product lines. The Internet initiative is centered on role-specific support for SAP software users, and on exploiting the potential for creating innovative business processes using the Internet. The initiative leverages SAP's many years of global experience in the design and development of business solutions for multinational enterprises as well as medium- and small-sized companies.

EXPENDITURES FOR RESEARCH AND DEVELOPMENT in DM millions




1998...................      1,122         +60%
1997...................        702         +19%
1996...................        589         +34%
1995...................        438         +18%
1994...................        370

                                                Review of Operations          15

FINANCIAL STATEMENTS OF SAP AG

In line with increasing internationalization, the main focus of reporting has moved to the Consolidated Financial Statements. However, it is the SAP AG Financial Statements that are relevant for the shareholders' dividend, and these are summarized in this section.

         SAP AG sales increased 33% to DM 3.13 billion. The growth strategy described in respect of the Group was reflected in a 44% increase in SAP AG's expenses. Net income for the year rose 17% to DM 525 million. The total assets increased 11% to DM 2.75 billion. The equity ratio was 72%, compared with 69% in the previous year.

DIVIDEND INCREASE PROPOSED

SAP remains committed to returning value to its shareholders. At the Annual General Meeting, the Executive Board and the Supervisory Board will propose that the dividend per no-par ordinary share be Euro 1.57 (1997: Euro 1.43*, DM 2.80) and the dividend per no-par preference share be Euro 1.60 (1997: Euro 1.46*, DM 2.85). Together with tax credits of Euro 0.67 and Euro 0.69 respectively, those shareholders entitled to a tax credit will receive in total Euro 2.24 (1997:
Euro 2.05*, DM 4.00) and Euro 2.29 (1997: Euro 2.08*, DM 4.07) respectively, per share. Subject to approval at the Annual General Meeting, total dividend payments will rise by 10%, to DM 323.6 million.


*)The 1997 per-share dividends paid in DM have been translated at Euro 1 =
  DM 1.95583 and rounded to the nearest cent.

SAP AG FINANCIAL STATEMENTS                                      (DM millions)
INCOME STATEMENTS                                      1998              1997
                                                      -----             -----

SALES REVENUES                                        3,132             2,359
Increase in inventory of unfinished services             10                 2
Other operating income                                  114                47
                                                      3,256             2,408
Operating expenses                                   -2,393            -1,661
OPERATING RESULTS                                       863               747
FINANCIAL RESULTS                                        66                65
RESULTS FROM ORDINARY OPERATIONS                        929               812
Taxes                                                  -404              -365
                                                      -----             -----
NET INCOME                                              525               447
                                                      =====             =====

16            Review of Operations


SAP AG FINANCIAL STATEMENTS                                    (DM MILLIONS)
BALANCE SHEETS                                  12/31/1998        12/31/1997
                                                ----------        ----------

Intangible assets                                       44                12
Property, plant, and equipment                         578               404
Financial assets                                       825               730
FIXED ASSETS                                         1,447             1,146
Inventories                                             18                 5
Account receivable and other assets                  1,011               853
Liquid assets                                            0               139
Cash and cash equivalents                              264               329
CURRENT ASSETS                                       1,293             1,326
DEFERRED TAXES                                           0                 2
PREPAID EXPENSES AND DEFERRED CHARGES                   10                 8
                                                     -----             -----
TOTAL ASSETS                                         2,750             2,482
                                                     -----             -----


SHAREHOLDERS' EQUITY *)                              1,975             1,718
SPECIAL RESERVE WITH ACCRUAL CHARACTER                   0                 3
RESERVES AND ACCRUED LIABILITIES                       397               505
OTHER LIABILITIES                                      375               254
DEFERRED INCOME                                          3                 2
                                                     -----             -----
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES           2,750             2,482
                                                     =====             =====


*) Contingent capital DM 3,428 thousand

The complete Financial Statements and unqualified auditors' report for SAP AG are published in the Bundesanzeiger (German Federal Gazette) and deposited with the Commercial Registry of the Heidelberg Municipal Court. They can be obtained from SAP AG on request.


                                                   Review of Operations       17

DEVELOPMENT IN THE REGIONS


                          [ PICTURE - SAP Employees ]

The contribution of sales outside Germany to total sales rose slightly from 81% in 1997 to 82% in 1998. The most dynamic growth was again seen in the Americas region, which reported a 51% increase over last year to DM 3.93 billion. Sales in the Europe, Middle East, and Africa region (EMEA) climbed 44% to DM 3.80 billion, notwithstanding the problems in Russia. In the Asia-Pacific region
(APA) sales declined 6% to DM 740 million due to the disappointing results from Japan and negative foreign exchange effects. In Germany, sales grew 36% to DM
1.57 billion. The German market remains SAP's second largest after the United States of America, where sales increased 46% for the year to DM 3.07 billion.

BREAKDOWN OF SALES REVENUES
BY DESTINATION                             1997            1998         PERCENTAGE      % INCREASE
                                  (DM MILLIONS)   (DM MILLIONS)     OF TOTAL SALES       OVER 1997
                                  -------------   -------------     --------------      ----------
Germany                                   1,149           1,565                 18              36
Rest of EMEA 1) region                    1,488           2,234                 27              50
EMEA 1) REGION                            2,637           3,799                 45              44

U.S.A.                                    2,106           3,068                 36              46
Rest of Americas region                     489             858                 10              75
AMERICAS REGION                           2,595           3,926                 46              51

ASIA-PACIFIC REGION                         785             740                  9              -6
                                          -----           -----                ---             ---
SALES REVENUES                            6,017           8,465                100
                                          =====           =====                ===

1)       Europe/Middle East/Africa






18            Review of Operations

DEVELOPMENT BY INDUSTRY SECTORS


                          [ PICTURE - SAP Employees ]

In 1998, SAP allocated product sales by Industry Business Units for the first time. The industry solution figures are shown in six major groupings to provide meaningful revenue information. Among the most successful contributors to SAP's product sales are Discrete Manufacturing Industry (27%), Process Industries (23%), and Financial Services and Service Providers (19%). Fast Moving Consumer Goods contributed 15% of total product sales, Utilities & Communication 10%, and sales to Public Sector customers 6%.

BREAKDOWN OF PRODUCT SALES REVENUES   by sector



                                  [ GRAPHIC ]


DISCRETE MANUFACTURING .................... 27%
  SAP Engineering & Construction
  SAP High Tech
  SAP Aerospace & Defense
  SAP Automotive

PROCESS INDUSTRIES ......................... 23%
  SAP Oil & Gas
  SAP Chemicals
  SAP Pharmaceuticals
  SAP Mill Products

FINANCIAL SERVICES AND SERVICE PROVIDERS ... 19%
  SAP Banking
  SAP Insurance
  SAP Service Provider

FAST MOVING CONSUMER GOODS ................. 15%
  SAP Consumer Products
  SAP Retail

UTILITIES & COMMUNICATION .................. 10%
  SAP Media
  SAP Utilities
  SAP Telecommunications

PUBLIC SECTOR ..............................  6%
  SAP Public Sector
  SAP Higher Education & Research
  SAP Healthcare

                                                Review of Operations          19

DEVELOPMENT OF THE CONSOLIDATED BALANCE SHEETS

                          [ PICTURE - SAP Employees ]

CONSOLIDATED BALANCE SHEET BREAKDOWN
in DM millions

                                  [ GRAPHIC ]


ASSETS - 1997
  - Short- and medium-term assets                 3,908
  - Long-term assets                              1,162
  - Total                                         5,070

ASSETS - 1998
  - Short- and medium-term assets                 4,639
  - Long-term assets                              1,658
  - Total                                         6,297

SHAREHOLDERS' EQUITY AND LIABILITIES - 1998
  - Short-term liabilities                        2,388
  - Long-term debts                                 152
  - Shareholders' equity                          3,756
  - Total                                         6,297

SHAREHOLDERS' EQUITY AND LIABILITIES - 1997
  - Short-term liabilities                        1,868
  - Long-term debts                                 140
  - Shareholders' equity                          3,062
  - Total                                         5,070

Total assets rose by DM 1.23 billion to DM 6.30 billion, due mainly to increases in fixed assets. Facility expansion was the chief factor in the rise in capital spending by 32% to DM 760 million. Other expenditures were aimed at improving SAP's physical infrastructure and extending computer capacity. Depreciation and amortization increased by 39% to DM 271 million. Both the equity to fixed assets ratio (227% in 1998), and the fact that no long-term debt was needed to fund capital expenditures, speak for SAP's strong capital and asset structure. As a result, SAP funded capital expenditures with cash flows from ordinary operations during 1998.

EFFECTIVE RECEIVABLES MANAGEMENT

Current assets rose 19% to DM 4.51 billion. The 21% growth of receivables to DM
3.16 billion was much smaller than the 41% rise in sales, mainly as a result of the Company's successful receivables management. The allowance for doubtful accounts, totaling DM 157 million in 1998 (DM 92 million in 1997), accounted for foreseeable individual and country risks. Liquidity (liquid assets and marketable securities) grew 13% to DM 1.31 billion.

        Due to the Group's strong performance, shareholders' equity increased by DM 694 million to DM 3.76 billion. Subscribed capital increased by 0.3% to DM 523 million as employee bond conversion rights





20            Review of Operations

                   [ PICTURE - SAP Employees]


were exercised. In relation to the total assets of DM 6.30 billion (an increase of 24% from DM 5.07 billion in 1997), the equity ratio is unchanged at 60%. The return on equity after taxes decreased to 31% in 1998 from 35% in 1997. Accrued liabilities increased 13% to DM 1.31 billion. This increase was not significant when measured against the sales growth, and is mainly explained by the reduction in accrued taxes.

FOREIGN CURRENCY MANAGEMENT

SAP is active worldwide with more than 80% of total sales outside the domestic market. The Group is therefore subject to exchange fluctuation risks in the ordinary course of business. To reduce these risks, SAP uses derivative financial instruments as part of its foreign exchange management policy.

MINOR DIFFERENCES UNDER U.S. GAAP REPORTING

The listing of SAP's preference shares on the New York Stock Exchange in August 1998 succeeded in clearly increasing SAP's profile in the U.S.A., the world's biggest market for information technology. In preparation for its listing on the New York Stock Exchange, SAP had been changing the basis of its financial reporting to comply with the U.S. Generally Accepted Accounting Principles (U.S.
GAAP) instead of GAAP under the German Commercial Code. The conversion was largely completed during 1998, and as of fiscal 1999 the Consolidated Financial Statements will be prepared exclusively in compliance with U.S. GAAP. There are only minor differences between the Group's revenues and pretax profits measured using U.S. and German GAAP. A detailed reconciliation of German to U.S. GAAP is shown in the Notes to the Consolidated Financial Statements.

CAPITAL EXPENDITURES   in DM millions
                          [ GRAPHIC ]
               1998 ...........................   760 +32%
               1997 ...........................   575 +160%
               1996 ...........................   221 -14%
               1995 ...........................   256 +32%
               1994 ...........................   194




                                                Review of Operations          21

OUTLOOK


                      [ PICTURE - SAP Employees ]



SALES AND PRETAX PROFITS GROWTH OF 20% TO 25% EXPECTED IN 1999

Against the backdrop of the risks mentioned throughout this review of operations, the Executive Board believes that sales growth of between 20% and 25% can be achieved in 1999. Pretax profit growth should also be of this order, so that the target pretax profit as a percentage of sales revenue is up to one percentage point higher than last year's 23%.

       SAP will continue new recruitment in 1999. The growth in employee numbers will, however, be very closely tied to the quarterly performance figures. The percentage rise in employee numbers will not be as high as 1998's 50% increase. The Company will remain committed to its policy of returning value to shareholders with a dividend reflecting success in 1999.

DOUBLING SALES IN THREE YEARS

The Executive Board believes that sales can be approximately doubled in the next three years with the help of the initiatives that it has set up successfully, and the considerable investment in nearly 6,500 new employees in 1998.

MAJOR CHALLENGES IN ACHIEVING TARGETS

In order to achieve the target of doubled sales over the next three years, and 20% - 25% sales and pretax profit growth in 1999, SAP will face a number of challenges, a few of which are summarized below:

-  Acceptance of New Products

   SAP's New Dimension products represent a tremendous opportunity for SAP to become a market leader in business software products - Supply Chain Management, Customer Relations Management, and Business Intelligence. These now reside on the periphery of the enterprise software market, but they have significant potential for market growth. SAP's projections for 1999, and three-year sales growth target, assume that these new products will be successful in the market. However, this success cannot be assured.

-  Revenue Mix

   As indicated above, ERP industry-wide growth in software licensing revenues has exhibited a declining trend since the middle of 1998. At the same time, industry growth in revenues generated from services continues to accelerate. On average, revenues derived by the Company from services historically require a higher level of expenditures as a percentage




22            Review of Operations

                           [ PICTURE - SAP Products ]



   of revenues when compared with revenues derived by the Company from licensing of its software products. To the extent that the percentage of the Company's total revenues derived from software licensing is lower than the percentage projected by management, the Company's overall profit margins, and targeted pretax profit growth, may be adversely affected.

-  Year 2000 Issues

   Industry analysts have expressed competing views regarding the anticipated effects of the millennium change on purchasing behavior in the Enterprise Resource Planning software market. The Executive Board believes that customers will return to focusing on updating internal systems and implementing Enterprise Resource Planning software once they are comfortable that their existing legacy systems will function following the change of millennium, and that this shift in customer behavior should begin to occur during the second half of 1999. This would have the effect of increasing demand for ERP software toward the end of 1999. There can be no assurance, however, that this shift in customer behavior will occur during 1999 as expected. A failure of this anticipated shift in customer behavior to occur during 1999 could result in sales and pretax profit growth below expectations in 1999, and could also require more substantial sales growth in 2000 and 2001 in order for SAP to reach its target to double sales over the next three years.

-  Global Economic Climate

   In 1998, SAP directly witnessed some of the effects of the economic and financial crises in Japan and the former Soviet Union. Because SAP relies upon activities outside of Germany for a substantial majority of its sales, SAP's financial performance is subject to changes in the global economy. While SAP continues to take into account the economic circumstances around the world in setting its projections and targets, significant changes in the global economic climate could impact SAP's future sales and performance.

RESEARCH AND DEVELOPMENT

SAP expects to spend a total of about 13% of its sales revenues on research and development in 1999. Approximately 20% of R&D expenditures is expected to be used for continued development of the New Dimension products. The remaining 80% will be invested in the further development of the R/3 System, including specialized functions for individual industries. The main focus of this work will be improving the usability of SAP software, whereas the emphasis last year was on




                                                Review of Operations          23

                       [ PICTURE - SAP Products ]



introducing new functions. More than half of the Company's core R/3 development capacity will be dedicated to the EnjoySAP initiative, which was launched for this purpose.

COMPREHENSIVE RISK MANAGEMENT

Beside the currency fluctuation risks to ordinary operations (transaction risks) that SAP addresses with its foreign exchange management policy, currency fluctuation also implies risks in translating foreign revenues and profits (translation risks). SAP is assuming negative translation effects will adversely affect its sales growth in fiscal 1999 by approximately five percentage points.

         The market in which SAP is active is highly competitive and dynamic, and is characterized by rapid technological progress. This means SAP faces some risks that are inseparable from its entrepreneurial dealings. Moreover, current financial and economic trends in general, and particularly the situation in markets such as Latin America and Asia, which are of growing importance for SAP, bear significant risks. SAP will analyze developments in these regions very closely. SAP trusts its ongoing benchmarking of all relevant business processes and the sustained strengthening of its innovative ability to contain the business risks. The Company's controlling and internal audit functions provide the necessary controls that continuously test the suitability and effectiveness of the management tools used.

EURO CHANGEOVER ON TARGET

The inauguration of Economic and Monetary Union with the introduction of the euro on January 1, 1999 is another important step toward the creation of the common market in Europe. SAP, seeing the important opportunities for business as well as the challenges, was prepared well in advance. The Company shipped euro-compliant software to its customers ahead of the advent of the euro. This means SAP customers can use the euro as their transaction and local currency. Among the first to benefit were all nine central banks of the German federal states, which carried out problem-free changeovers to the euro on January 3, 1999.

         As of January 1, 1999, SAP is ready to conduct business with all its business partners in euros. SAP's Group currency will retroactively be converted to the euro effective January 1, 1999.

WELL-PREPARED FOR YEAR 2000

As the leading vendor of enterprise software, SAP was early in recognizing the challenge and importance of the year 2000 issue. Year 2000 compliance was specified when the R/3 system was developed in the late





24            Review of Operations

                      [ PICTURE - SAP Material ]


1980s, and the older R/2 System was also made compliant. Both systems have been tested and certified by TUV, a German compliance authority.

         Naturally, SAP uses its own software to drive its internal business processes, and so does not envision any problem with year 2000 compliance. Nonetheless, the Company's business processes also rely on third-party products, including network technology, telecommunications, and other software and hardware that could possibly be noncompliant. SAP established a task force to test all of these products for year 2000 compliance, identify any noncompliant products, and adapt or replace them, with the goal of securing year 2000 compliance for the Company's internal business processes. SAP cannot guarantee such compliance where, for example, vendors fail to deliver compliant products in time. The task force will have substantially completed the project by September 1999. SAP is conscious of its responsibility to customers, business partners, shareholders, and employees, and it expects to achieve continuity of its business, its internal business processes, and the functionality of its products, systems, and services into the new millennium.





                                                Review of Operations          25

REPORT OF INDEPENDENT AUDITORS





We have audited the consolidated financial statements (consolidated balance sheet, consolidated income statement, notes to the consolidated financial statements including the consolidated statement of cash flows and the consolidated segment reporting) of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung and the management's review of group operations as well as the reconciliation of consolidated shareholders' equity and consolidated net income from German GAAP to U.S. GAAP as of and for the years ended December 31, 1998. Company management is responsible for the preparation and content of the German GAAP consolidated financial statements and the management's review of group operations. Our responsibility is to express an opinion on these consolidated financial statements and the management's review of group operations based on our audit.

We conducted our audit following Article 317, German Commercial Code, in accordance with professional standards prescribed by the German Institute for Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements and the management's review of group operations as well as the reconciliation of consolidated shareholders' equity and consolidated net income from German GAAP to U.S. GAAP are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements and the management's review of group operations. The audit also includes stating an opinion on the financial statements of the consolidated subsidiaries, the definition of the group of consolidated subsidiaries, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and management's review of group operations. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not raise any qualifications.

In our opinion, the consolidated financial statements, as well as the reconciliation of consolidated shareholders' equity and consolidated net income from German GAAP to U.S. GAAP and the statement of changes in shareholders equity in accordance with U.S. GAAP referred to above present fairly, in all material respects, the consolidated financial position and the results of operation of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung and subsidiaries in conformity with generally accepted accounting principles. Management's review of group operations gives a true and fair view of the position of the Group as well as risks related to future developments.

                                 ARTHUR ANDERSEN
                         Wirtschaftsprufungsgesellschaft

Prof. Dr. Weber          Steuerberatungsgesellschaft mbH                  Klein
   Auditor                                                               Auditor

                  Eschborn/Frankfurt am Main, February 26, 1999




26            Report of Independent Auditors

Consolidated Income Statements




SAP GROUP   in thousands of DM

                                        Note*                                1998                                    1997

SALES REVENUES                              7                           8,465,294                               6,017,466
Increase in inventory
of unfinished services                                                     20,300                                   2,472
Other operating income                      8                             169,271                                  79,966
                                                                       ----------                              ----------
                                                                        8,654,865                               6,099,904
Cost of services and materials              9      -1,180,143                                -605,719
Personnel expenses                         10      -3,043,564                              -2,074,920

Depreciation
and amortization                                     -271,348                                -195,321
Other operating expenses                   11      -2,266,660                              -1,611,728
                                                   ----------                              ----------

OPERATING EXPENSES                                                     -6,761,715                              -4,487,688
                                                                       ----------                              ----------
OPERATING RESULT                                                        1,893,150                               1,612,216

Loss / Income from investments             12                             -31,522                                   3,500
Income from marketable securities
and loans of financial assets                                               1,874                                   1,469
Write-down of financial assets             13                              -4,096                                  -2,811
Net interest income                        14                              60,816                                  52,562
                                                                       ----------                              ----------

RESULTS FROM
ORDINARY OPERATIONS                                                     1,920,222                               1,666,936
                                                                       ----------                              ----------
Taxes on income                            15        -822,706                                -708,354
Other taxes                                           -45,168                                 -33,228
                                                   ----------                              ----------

TOTAL TAXES                                                              -867,874                                -741,582
                                                                       ----------                              ----------
NET INCOME                                                              1,052,348                                 925,354

Minority interests                                                         -3,023                                  -2,372
                                                                       ----------                              ----------
GROUP INCOME                                                            1,049,325                                 922,982
                                                                       ----------                              ----------
Beginning retained earnings - SAP AG                                      294,328                                 240,698
Distribution of dividends to SAP AG
shareholders                                                             -294,213                                -240,192
Transfer to revenue reserves                                             -723,858                                -629,160
                                                                       ----------                              ----------

GROUP RETAINED EARNINGS (RETAINED
EARNINGS OF SAP AG)                                                       325,582                                 294,328
                                                                       ==========                              ==========

*) See Notes to Consolidated Financial Statements




                                   Consolidated Financial Statements          27

Consolidated Balance Sheets SAP Group




ASSETS    in thousands of DM

                                                Note*                         12/31/1998                             12/31/1997

INTANGIBLE ASSETS                                  16                            151,354                                 81,299
PROPERTY, PLANT AND EQUIPMENT                      17                          1,262,317                                853,312
FINANCIAL ASSETS                                   18                            244,379                                227,794
                                                                               ---------                              ---------
FIXED ASSETS                                                                   1,658,050                              1,162,405
INVENTORIES                                        19                             36,893                                  7,515
Accounts receivable                                20     2,964,629                                2,435,699
Accounts due from
related companies                                               643                                    6,030
Other assets                                       21       194,387                                  167,152
                                                          ---------                                ---------
ACCOUNTS RECEIVABLE
AND OTHER ASSETS                                                               3,159,659                              2,608,881
MARKETABLE SECURITIES                              22                                  0                                167,092
LIQUID ASSETS                                      23                          1,310,831                                997,420
                                                                               ---------                              ---------
CURRENT ASSETS                                                                 4,507,383                              3,780,908
DEFERRED TAXES                                                                    90,981                                 89,978
PREPAID EXPENSES AND DEFERRED CHARGES              24                             40,364                                 36,969
                                                                               ---------                              ---------
TOTAL ASSETS                                                                   6,296,778                              5,070,260
                                                                               =========                              =========

SHAREHOLDERS' EQUITY AND LIABILITIES

SUBSCRIBED CAPITAL 1)                              25                            522,822                                521,513
CAPITAL RESERVE                                    26                            452,854                                428,469
REVENUE RESERVES                                                               2,440,986                              1,803,510
GROUP RETAINED EARNINGS                                                          325,582                                294,328
MINORITY INTERESTS                                                                14,147                                 14,552
                                                                               ---------                              ---------
SHAREHOLDERS' EQUITY                                                           3,756,391                              3,062,372
                                                                               ---------                              ---------
SPECIAL RESERVES FOR CAPITAL
INVESTMENT SUBSIDIES AND ALLOWANCES                27                                265                                    418
Pension reserves and
similar obligations                                28        42,122                                   41,461
Other reserves and accrued liabilities             29     1,266,149                                1,120,114
                                                          ---------                                ---------
RESERVES AND ACCRUED LIABILITIES                                               1,308,271                              1,161,575
Bonds                                              30         3,428                                    4,713
Other liabilities                                  31     1,114,697                                  814,239
                                                          ---------                                ---------
OTHER LIABILITIES                                                              1,118,125                                818,952
DEFERRED INCOME                                    32                            113,726                                 26,943
                                                                               ---------                              ---------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                                     6,296,778                              5,070,260
                                                                               =========                              =========

* See Notes to Consolidated Financial Statements
1) Contingent capital DM 3,428 thousand


28            Consolidated Financial Statements

Consolidated Statements of Cash Flows

SAP GROUP   in thousands of DM

                                                                           Note*             1998                1997

Net income before minority interest                                                        1,049,325             922,982
Minority interests                                                                             3,023               2,372
                                                                                           ---------             -------
Net income                                                                                 1,052,348             925,354
Depreciation and amortization                                                                271,348             195,321
Write-up of property, plant and equipment                                                          0                -102
Gain on disposal of property, plant and equipment                                             -1,353              -2,067
Write-downs of financial assets                                                                4,096               2,811
Write-up of financial assets                                                                  -1,081                -863
Increase in pension reserves                                                                     661              11,935
Decrease / increase in other long-term reserves and accrued liabilities                      -55,497              55,340
Increase in deferred taxes                                                                    -1,003             -52,516
Increase / decrease in inventories                                                           -29,378                 284
Increase in accounts receivable and other assets                                            -550,778            -997,117
Increase in short-term reserves and accrued liabilities                                      201,532             459,914
Increase in other liabilities                                                                252,554             319,600
Increase in prepaid expenses and deferred charges                                             -3,395             -18,249
Increase in deferred income                                                                   86,783               8,654
                                                                                           ---------             -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                        33        1,226,837             908,299
                                                                                           ---------             -------
Purchase of intangible assets and property, plant and equipment                             -760,013            -574,709
Purchase of financial assets                                                                 -75,961             -79,106
Proceeds from disposal of property, plant and equipment                                       68,471              85,384
Decrease / increase in special reserves for capital investment
subsidies and allowances                                                                        -153                 352
Decrease / increase in liquid assets (maturities greater than 90 days)                       275,160             -58,511
                                                                                           ---------             -------
NET CASH USED BY INVESTING ACTIVITIES                                            34         -492,496            -626,590
                                                                                           ---------             -------
Dividends paid                                                                              -294,213            -240,193
Proceeds from premium on convertible bonds                                                    24,385              75,125
Proceeds from the increase in capital stock
from the exercise of the conversion rights                                                     1,309               3,976
Payments made on the conversion of the convertible bonds                                      -1,285              -3,956
Proceeds from the issuance of long-term debt                                                  48,106                 316
Principal payments made on long-term debt                                                       -202                 -59
                                                                                           ---------             -------
NET CASH USED IN FINANCING ACTIVITIES                                            35         -221,900            -164,791
                                                                                           ---------             -------
Effect of foreign exchange rates on cash                                                     -90,962              86,798
NET INCREASE IN CASH AND CASH EQUIVALENTS                                                    421,479             203,716
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                                       792,810             589,094
                                                                                           ---------             -------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                 36        1,214,289             792,810
                                                                                           =========             =======

* See Notes to Consolidated Financial Statements


                                     Consolidated Financial Statements        29

Consolidated Statements of Changes in Shareholders' Equity




SAP GROUP   in thousands of DM

                                     Number of         in thousands of DM
                                 shares issued
                                           and   Subscribed       Capital     Revenue        Group    Minority         Total
                                   outstanding      capital      reserves    reserves     retained   interests
                                         (000)                                            earnings

January 1, 1997                        103,507      517,537       353,344   1,095,491      240,698       4,242     2,211,312

Net income                                                                                 925,354                   925,354

Convertible bonds exercised                795        3,976        75,125                                             79,101

Dividends                                                                                 -240,192                  -240,192

Transfer to revenue reserves                                                  624,082     -624,082                         0

Minority interests                                                                          -2,372       2,372             0

Currency translation adjustment                                                88,118                                 88,118

Other                                                                          -4,181       -5,078       7,938        -1,321
                                       -------      -------       -------   ---------    ---------      ------     ---------

DECEMBER 31, 1997                      104,302      521,513       428,469   1,803,510      294,328      14,552     3,062,372
                                       =======      =======       =======   =========    =========      ======     =========

Net income                                                                               1,052,348                 1,052,348

Convertible bonds exercised                262        1,309        24,385                                             25,694

Dividends                                                                                 -294,213                  -294,213

Transfer to revenue reserves                                                  699,108     -699,108                         0

Minority interests                                                                          -3,023       3,023             0

Effect of excluding companies
from consolidation                                                             24,354      -24,168                       186

Currency translation adjustment*                                              -87,866                                -87,866

Other                                                                           1,880         -582      -3,428        -2,129
                                       -------      -------       -------   ---------    ---------      ------     ---------

DECEMBER 31, 1998                      104,564      522,822       452,854   2,440,986      325,582      14,147     3,756,391
                                       =======      =======       =======   =========      =======      ======     =========


* The cumulative translation adjustment resulting from the translation of foreign subsidiaries financial statements was a negative DM 15,913 thousand as of December 31, 1998.


See Notes to Consolidated Financial Statements.









30            Consolidated Financial Statements

Notes to Consolidated Financial Statements




a    GENERAL INFORMATION

                  1    APPLICATION OF THE GERMAN LEGAL REGULATIONS

                       The consolidated financial statements of SAP
                       Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG"), together with its subsidiaries (collectively, "SAP", "Group" or "Company"), are prepared in accordance with the German Commercial Code and Stock Corporation Act. In line with the ongoing internationalization of the Group's accounting policies, since January 1, 1998 the SAP consolidated Financial Statements have also been prepared in compliance with U.S. Generally Accepted Accounting Principles in the United States of America (U.S. GAAP), as far as permissible under German GAAP. As a result, there have been changes from 1997 in the treatment of currency translation and pension reserves. The impact of adopting these changes was less than 1% on the 1998 consolidated net income. In addition the 1997 consolidated statement of cash flows has been modified to reconcile to cash and cash equivalents for comparative purposes. In all other respects, the accounting and consolidation methods employed are unchanged since the previous year. In Section C of these notes, "Significant Differences between German GAAP and U.S. GAAP", there is a detailed reconciliation showing the effect of applying U.S. GAAP on net income and shareholders' equity where to have done so in the consolidated financial statements would have led to noncompliance with German commercial regulations.

                       In the interests of clarity, the notes to the financial statements include both the disclosures required by law on the individual items of the balance sheets and income statements, and the information which may optionally be included either on the balance sheets and income statements or in the notes to the financial statements. In situations where additional information is required to be disclosed it has been done in the notes to the financial statements.



b    SIGNIFICANT ACCOUNTING POLICIES

                  2    CONSOLIDATED COMPANIES

                       The consolidated financial statements include, in addition to SAP AG, all major subsidiaries in which SAP AG holds, directly or indirectly, a majority of the voting rights. German GAAP enabled the Company to not consolidate three subsidiaries, as their impact on the Group's net worth, financial position, and results of operations is immaterial (their balance sheet totals amount to 0.1% of the consolidated balance sheet total).

                       The investments in unconsolidated subsidiaries are recorded at cost and included in the investment in affiliated companies.













                     Notes to Consolidated Financial Statements               31

The following table summarizes the change of companies included in the consolidated financial statements:

                               Domestic        Foreign             Total

12/31/1997                            7             42                49

Additions                             1              4                 5

Retirements                           1              1                 2
                                 ------          -----             -----

DECEMBER 31, 1998                     7             45                52
                                  =====          =====             =====

     One joint venture, SRS Software- und Systemhaus Dresden GmbH, Dresden/Germany, in which SAP AG holds a 50% interest, is consolidated on a proportional basis. Four companies of which SAP AG directly holds between 20% and 50% ("Associated Companies") are consolidated by the equity method.

     The effect of including new companies in the consolidated financial statements during 1998 did not limit comparability of the annual financial statements with those of the previous year. All subsidiaries, joint ventures, and associated companies are listed on pages 68 and 69 with ownership percentages, sales, net income, equity, and numbers of employees.


 3   CONSOLIDATION POLICIES

     The Consolidated Financial Statements include the financial statements of individual subsidiaries in accordance with German GAAP and in conformity with the accounting and valuation policies of SAP. The book value method of consolidation has been used, which is substantially equivalent to the purchase method under U.S. GAAP. Under such method, differences between acquisition costs and attributable shareholders' equity are first allocated to identifiable assets acquired or liabilities assumed to the extent of their fair market values. Any remaining goodwill is capitalized as an intangible asset and amortized using the straight-line method over its expected useful life of five years.

     Intercompany receivables, payables, revenues, expenses, and profits among the consolidated companies are eliminated. Deferred taxes are calculated for consolidation entries affecting income, when it is expected that the difference in the tax expense will be reversed in a future year. Minority interest is identified for subsidiaries not wholly owned by the parent company.

     Goodwill arising from associated companies' equity is calculated based upon the same principles. The retained earnings of the Group, as shown in the consolidated financial statements, are the retained earnings of SAP AG. The retained earnings of the subsidiaries are included in the Group's revenue reserves.




32            Notes to Consolidated Financial Statements

 4   CURRENCY TRANSLATION

     Effective January 1, 1998 the financial statements of the fully consolidated foreign subsidiaries are translated according to the functional currency method. Since all subsidiaries are economically independent and thus their functional currency is their local currency, their balance sheets are translated into DM at median rates on the balance sheet date ("closing rate") and their income statements are translated at annual average rates. Differences from the prior year's translation of assets and liabilities and translation differences between the balance sheet and the income statement do not affect income. These currency translation differences are disclosed in the "Consolidated Statement of Changes in Shareholders' Equity" on page 30.

     Further in fiscal 1997, fixed assets (excluding loans), shareholders' equity, depreciation, and amortization of foreign subsidiaries were translated using the historical exchange rate. The remaining assets and liabilities were translated at the closing rate. Differences arising from the translation of balance sheet items were charged directly to the revenue reserves, without affecting income for the year. In fiscal 1997, with the exception of depreciation and amortization, which are translated at historical rates, expense and income items are translated at the average rate for the year. The net income for the year is translated at the closing rate at December 31. The translation difference from the income statements is charged to income.

     During 1997, the financial statements of the individual companies include accounts receivable in foreign currencies, which were translated at the lower of the exchange rate on the transaction date or the buying rate on the balance sheet date. Losses arising from movements in exchange rates were recorded. Accounts payable in foreign currencies were valued at the higher of the applicable rates. Effective January 1, 1998 the valuation of foreign accounts receivable and liabilities are translated at the closing rate.


     The significant exchange rates of key currencies affecting the Consolidated Group changed as follows:

Currency                   ISO Code        Median exchange rate to    Average exchange rate to the
                                            the DM at December 31            DM for the year
                                             1998           1997         1998                 1997

1 U.S. Dollar                   USD        1.6730         1.7921       1.7469               1.7371
100 Japanese Yen                JPY        1.4505         1.3838       1.3250               1.4309
1 British Pound                 GBP        2.7980         2.9820       2.8924               2.8493
1 Canadian Dollar               CAD        1.0770         1.2445       1.1687               1.2506
1 Australian Dollar             AUD        1.0230         1.1725       1.0820               1.2805




                         Notes to Consolidated Financial Statements           33

 5   ACCOUNTING AND VALUATION POLICIES


     INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

     Purchased intangible assets are shown at cost and amortized on a straight-line basis over a maximum of five years. All existing goodwill included in the financial statements is derived from the acquisition of software companies and is amortized on a straight-line basis over its estimated life of five years.

     Property, plant and equipment is shown at cost less accumulated depreciation, where appropriate, based on its expected useful life. Where permanent impairments were incurred, unplanned write-downs have been made.

                                                    Useful life of property, plant and equipment

     Buildings (placed in service before 1990)                                          50 years
     Buildings (placed in service after 1991)                                           25 years
     Leasehold improvements                                        Based upon the lease contract
     IT equipment                                                                   3 to 5 years
     Office equipment                                                              4 to 15 years
     Automobiles                                                                         5 years

     Buildings and leasehold improvements are depreciated using the straight-line method. Other fixed assets with an expected useful life of up to three years are depreciated using the straight-line method. For property, plant and equipment with an expected useful life of more than three years the declining balance method is generally used, and the depreciation method is changed to the straight-line method in the year in which the amount of depreciation under the straight-line method exceeds that calculated under the declining balance method. Low-value assets are expensed in the year of acquisition.


     FINANCIAL ASSETS

     Financial assets are shown at cost. A write-down in the value of financial assets, at the balance sheet date, only occurs if there is a permanent impairment. Interest-free loans to employees and to third parties are discounted to their present value.


     CURRENT ASSETS

     Inventories are shown at the lower of purchase / production cost or market value. Production costs consist of direct salaries, indirect salaries, and materials. Other costs are not included in inventories.

34            Notes to Consolidated Financial Statements

     Accounts receivable from software sales are posted on the basis of the number of authorized users, provided that the customer has legally signed an irrevocable contract with the Company, and the software has been delivered in full. Maintenance revenues are recognized proportionally over the term of the maintenance contract. Accounts receivable for consulting and training services are recognized after performance of these services. Accounts receivable are stated at their nominal value, which approximates fair market value. Receivables with foreseeable individual and country risks are written down on a case-by-case basis. Interest-free loans with a remaining term exceeding one year are discounted to their present value using interest rates effective locally. Marketable securities are valued at the lower of cost or market as of the balance sheet date. Gains on marketable securities are recognized when realized.

     Other assets are shown at their nominal value, which approximates fair value.


     PREPAID EXPENSES AND DEFERRED CHARGES

     Prepaid expenses and deferred charges are determined by allocating expenses to the periods to which they are attributable.


     DEFERRED TAXES

     On the consolidated balance sheet, deferred taxes are established for temporary differences, which are expected to reverse in the future, between assets, liabilities, and net income calculated for tax purposes and for financial reporting purposes. Moreover, deferred taxes are established on the consolidated balance sheet for temporary differences resulting from consolidation measures. Deferred taxes are computed by the deferral method, under which the enacted tax rate applicable to the local subsidiaries is applied. Deferred tax amounts are shown net on the consolidated balance sheet.


     RESERVES AND ACCRUED LIABILITIES

     Effective January 1, 1998 provisions for pensions of domestic and foreign subsidiaries are based on actuarial computations according to the "Projected Unit Credit Method". These assumptions used to calculate the provision for pensions are shown in note 28 - "Pension Reserves and Similar Obligations."

     Until the end of 1997, reserves for pension obligations in Germany were stated at the highest amounts allowable for tax purposes, in accordance with German tax law. An interest rate of 6% per annum was applied. Foreign subsidiaries recorded their pension reserves in accordance with similar principles. The relief fund of SAP Altersvorsorge e.V. has assumed indirect pension commitments towards employees of SAP AG. SAP AG, as the sponsor of the relief fund, established a reserve for indirect pension obligations until 1997.

     Accrued taxes are calculated on the basis of the planned distribution of income.

     The other reserves and accrued liabilities take into account foreseeable risks and contingent obligations which are probable and reasonably estimable.








                        Notes to Consolidated Financial Statements            35

     LIABILITIES

     Liabilities are shown at the amounts payable, which approximates their fair value.


     DERIVATIVE FINANCIAL INSTRUMENTS

     The SAP Group uses derivative financial instruments for hedging purposes. Forward exchange contracts, and to a lesser extent currency options, are employed to reduce currency risk that results from engaging in international transactions.

     The hedges cover risk from potential currency fluctuations arising from existing as well as forecasted underlying transactions. Existing underlying transactions represent transactions that have been already recorded in the financial statements. The forecasted underlying transactions reflect budget assumptions, which historically have approximated actual results. The derivatives used to hedge existing transactions are treated together with the ordinary operations as one valuation unit, and the contracts are grouped in portfolios for each currency.

     The derivative instruments used to hedge forecasted transactions are marked to market individually at the end of the accounting period. In accordance with German commercial valuation regulations, for a portfolio with a negative valuation a provision for anticipated losses is recorded currently in income. By contrast, positive valuations are not recognized into income.


     CONSOLIDATED STATEMENTS OF CASH FLOWS

     The Consolidated Statements of Cash Flows show the effect of inflows and outflows in the course of the fiscal year on the group's liquid assets, and have been prepared in accordance with Statement of Financial Accounting Standards No. 95 - Statement of Cash Flows ("SFAS 95"). The statements distinguish between cash flows from operating activities, investing activities, and financing activities. The liquid assets are comprised of cash and cash equivalents with an original maturity of less than three months and time deposits with maturities exceeding three months. Liquid assets are reconciled to cash and cash equivalents in note 36 of Section F - "Information on the Consolidated Statements of Cash Flows".


     USE OF ESTIMATES

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.












36            Notes to Consolidated Financial Statements
c    SIGNIFICANT DIFFERENCES BETWEEN GERMAN GAAP AND U.S. GAAP

     6   RECONCILIATION TO U.S. GAAP


         The consolidated financial statements of the Company have been prepared in accordance with German GAAP as prescribed by the German Commercial Code and the German Stock Corporation Act. The effect of the application of U.S. GAAP to net income and shareholders' equity as of and for the years ended December 31, 1998 and 1997 are set out in the tables below:

RECONCILIATION OF NET INCOME FROM GERMAN GAAP TO U.S. GAAP

                                                                                    1998                   1997
                                                                     Note       DM (000)               DM (000)

NET INCOME AS REPORTED IN THE
CONSOLIDATED FINANCIAL STATEMENTS
UNDER GERMAN GAAP                                                              1,052,348                925,354

Minority interests                                                     a)         -3,023                 -2,371

NET INCOME AS REPORTED IN THE
CONSOLIDATED FINANCIAL STATEMENTS UNDER                                        ---------               --------
GERMAN GAAP AFTER MINORITY INTERESTS                                           1,049,325                922,983
                                                                               ---------               --------

Revenue recognition                                                    b)        -49,393                -77,491

Pension provisions                                                     c)         -5,363                  1,901

Business combinations
(goodwill & in-process R&D)                                            d)         -2,148                -10,568

Income taxes                                                           e)         12,623                 -2,296

STAR program                                                           f)         15,641                      0

Other                                                              g), h)        -11,052                 10,122

Tax effect of U.S. GAAP adjustment                                     e)         20,966                 28,796

Minority interests                                                     a)             14                    127

                                                                               ---------               --------
NET INCOME IN ACCORDANCE WITH U.S. GAAP                                        1,030,613                873,574
                                                                               =========               ========




                         Notes to Consolidated Financial Statements           37

RECONCILIATION OF SHAREHOLDERS' EQUITY FROM GERMAN GAAP TO U.S. GAAP
                                                                                1998               1997
                                                               Note         DM (000)           DM (000)

SHAREHOLDERS' EQUITY  AS REPORTED
IN THE CONSOLIDATED BALANCE SHEETS UNDER
GERMAN GAAP                                                                3,756,391          3,062,372

Less: minority interests                                         a)          -14,147            -14,552

                                                                           ---------          ---------
EQUITY OF SAP AG SHAREHOLDERS                                              3,742,244          3,047,820
                                                                           ---------          ---------

Revenue recognition                                              b)         -445,222           -395,829

Pension  provisions                                              c)                0              5,363

Business combinations
(goodwill & in-process R&D)                                      d)           -5,436             -3,288

STAR program                                                     f)           15,641                  0

Unrealized gains on-available-for-
sale marketable securities                                       g)           68,041              5,472

Other                                                        e), h)           18,927             37,461

Tax effect of U.S. GAAP adjustment                               e)          162,026            141,060

                                                                           ---------          ---------
SHAREHOLDERS' EQUITY UNDER U.S. GAAP                                       3,556,221          2,838,059
                                                                           =========          =========


CHANGES IN SHAREHOLDERS' EQUITY IN ACCORDANCE WITH U.S. GAAP
                                                                                1998               1997
                                                                            DM (000)           DM (000)

U.S. GAAP SHAREHOLDERS' EQUITY (BEGINNING OF YEAR)                         2,838,059          2,031,869

Net income                                                                 1,030,613            873,574

Dividends paid                                                              -294,213           -240,193

Exercise of convertible bonds                                                 25,693             79,101

Tax benefit of convertible bond program                                        2,814              2,296

Change in unrealized gains on available-for-
sale marketable securities, net of tax                                        62,569              4,865

Currency translation adjustment                                             -104,061             95,933

Other                                                                         -5,253             -9,386

                                                                           ---------          ---------
SHAREHOLDERS' EQUITY (END OF YEAR)                                         3,556,221          2,838,059
                                                                           =========          =========



38            Notes to Consolidated Financial Statements

EXPLANATORY NOTES TO THE RECONCILIATION

a) MINORITY INTERESTS
In contrast to the position under the applicable German law, under U.S. GAAP minority interests are not included in net income or shareholders' equity. Minority interests are shown as liabilities on the balance sheet.

b) REVENUE RECOGNITION
The Company recognizes software revenue for U.S. GAAP in compliance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). Under SOP 97-2, software revenue is recognized when a noncancellable contract is signed, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Revenues for licenses with extended payment terms are recognized as payments become due.

Under certain license arrangements, customers agree to license additional groups of users at prescribed future dates on a noncancellable basis. Under German GAAP, the Company recognizes revenue for such additional users at the dates on which they are authorized to access the System. Under U.S. GAAP, the Company recognizes software revenues when the criteria for recognition set forth in SOP 97-2 have been achieved.

Generally, software maintenance agreements are concluded in conjunction with the software license agreement. Maintenance fees are mostly based upon a standard percentage of the related software license fee and commence the month immediately following software delivery.

SOP 97-2 regards deviations from standard maintenance agreements as discounts to be considered in recognizing software revenue. The value from nonstandard maintenance arrangements reduces the related software license revenue and is recognized as maintenance revenue in subsequent periods. Under German GAAP, future costs under maintenance agreements are accrued based on estimated cost when a free-of-charge service period is provided. By contrast, under U.S. GAAP, the relative fair market of the free service period is reduced from the related software license revenue.

c) PENSION BENEFITS
Until 1997, reserves for pension obligations in Germany were determined by the ongoing-concern method applying an interest rate of 6% per annum, in accordance with German tax law. In 1998 the Company adopted the projected unit credit method, which is required under U.S. GAAP and permitted under German tax law. By contrast to the ongoing-concern method, the projected unit credit method makes allowance for projected compensation and pension increases and is based on actual rates of interest derived from the long-term borrowing rates in the countries concerned.







                        Notes to Consolidated Financial Statements            39

d) BUSINESS COMBINATIONS (GOODWILL, IN-PROCESS RESEARCH AND DEVELOPMENT)
In accordance with German GAAP, the difference between the purchase price and the aggregate fair value of tangible and identifiable intangible assets and liabilities acquired in a business combination may either be charged directly to shareholders' equity or capitalized as goodwill and amortized over its estimated useful life. Under U.S. GAAP, direct goodwill charges to shareholders' equity are prohibited. For acquisitions prior to January 1, 1997, the Company has elected to record goodwill as a direct reduction to shareholders' equity. Goodwill arising from business combinations consummated thereafter is capitalized and amortized through the income statement over its estimated useful life, generally five years.

Under German GAAP, the in-process research and development costs of companies acquired are not identified separately. Under U.S. GAAP these costs are separately determined at the time of acquisition and charged to expense.

e) DEFERRED TAXES
Under German GAAP, deferred tax assets are not recorded for net operating losses. Under U.S. GAAP, deferred tax assets are recorded for net operating losses. A valuation allowance is established when it is more likely than not that deferred tax assets will not be realized. In addition, the tax effect of U.S. GAAP adjustments is included in the reconciliation.

f) STOCK APPRECIATION RIGHTS PROGRAM ("STAR")
A pro-rata reserve reflecting the one-year valuation period was created December 31, 1998 for expenses anticipated in relation to the STAR program. STAR amounts will be paid in three installments over a twenty-six month payment period. Under U.S. GAAP, the expense is recognized over the payment period.

g) MARKETABLE SECURITIES
Under German GAAP, marketable debt and equity securities are valued at the lower of acquisition cost or market value at the balance sheet date. Under U.S. GAAP, marketable debt and equity securities are categorized as either trading, available-for-sale or held to maturity. The Company's securities are considered to be available-for-sale and, therefore, are valued under U.S. GAAP at fair market value at the balance sheet date. Unrealized gains and losses are excluded from earnings and reported in a separate component of shareholders' equity.

h) OTHER
Other items consist primarily of foreign currency translation differences, unrealized foreign currency transaction gains and expenses for the employee share program under German GAAP which are recorded as a direct reduction in shareholders' equity under U.S. GAAP.







40            Notes to Consolidated Financial Statements
d    NOTES TO THE CONSOLIDATED INCOME STATEMENTS

     7   SALES REVENUES
         Sales revenues by types of activity were as follows:

                                          1998                    1997
                                      DM (000)                DM (000)

Product                              5,256,941               4,097,117
Consulting                           2,193,276               1,251,128
Training                               893,360                 579,928
Other                                  121,717                  89,293
                                     ---------               ---------

TOTAL                                8,465,294               6,017,466
                                     =========               =========

Other revenues are derived mainly from marketing events. Further revenue informations is disclosed in note 41.


     8   OTHER OPERATING INCOME
         Other operating income comprises:

                                                                 1998                    1997
                                                             DM (000)                DM (000)

Exchange gains                                                127,680                  43,401
Employee contributions for company cars                        12,965                   9,923
Gain on disposal of fixed assets                                5,838                   4,958
Gain on sale of marketable securities                           4,551                   1,640
Cafeteria sales                                                 2,496                   1,633
Rental income                                                   2,121                   3,553
Income from prior periods                                         806                   1,666
Other income                                                   12,814                  13,192
                                                              -------                  ------

TOTAL                                                         169,271                  79,966
                                                              =======                  ======

The significant change in exchange gains resulted from the high volatility of foreign currencies and income from hedging transactions.




                         Notes to Consolidated Financial Statements           41

 9   COST OF SERVICES AND MATERIALS

     Cost of services and materials consists of the following:

                                                                 1998                    1997
                                                             DM (000)                DM (000)

Raw materials and supplies,
purchased goods                                                23,604                  16,485
Purchased services                                          1,156,539                 589,234
                                                            ---------                 -------

TOTAL                                                       1,180,143                 605,719
                                                            =========                 =======

     The change in purchased services resulted from additional purchases of consulting services, which have been reinvoiced to SAP customers.


 10  PERSONNEL EXPENSES / NUMBER OF EMPLOYEES

Personnel expenses comprise:

                                                                 1998                    1997
                                                             DM (000)                DM (000)

Salaries                                                    2,615,945               1,786,980
Social security                                               336,106                 217,988
Pension expense                                                91,513                  69,952
                                                            ---------               ---------

TOTAL                                                       3,043,564               2,074,920
                                                            =========               =========

The average number of employees, excluding apprentices and interns, was as follows:

                                                                 1998                   1997

Employees                                                      17,323                 11,558

The 1998 figures include 362 employees of the consolidated joint venture company, determined on a proportional basis. The corresponding number of employees for 1997 was 330.




42            Notes to Consolidated Financial Statements

 11   OTHER OPERATING EXPENSES

      Other operating expenses comprise the following:

                                                                 1998                    1997
                                                             DM (000)                DM (000)

Travel                                                        424,008                 292,029
Marketing                                                     391,518                 279,871
Licences and commissions                                      322,363                 209,215
Rent                                                          280,213                 202,067
Additional personnel expenses                                 165,143                  96,398
Telecommunication / postage                                   118,130                  84,905
Bad debt expense                                              110,978                  52,034
Consulting / administration                                   108,955                  89,195
Exchange rate differences                                     101,380                  83,305
Service costs / maintenance                                    85,296                  63,003
Entertainment                                                  46,479                  48,988
Documentation                                                  35,150                  28,320
Other third-party services                                     25,322                  21,402
Computer supplies                                              10,492                   6,453
Insurance                                                       9,340                   8,254
Other                                                          31,893                  46,289
                                                            ---------               ---------
TOTAL                                                       2,266,660               1,611,728
                                                            =========               =========

     Major changes in other operating business expenses resulted from increased business transactions as well as the increased number of employees.


12   LOSS / INCOME FROM INVESTMENTS

                                                                 1998                    1997
                                                             DM (000)                DM (000)

Income from investments                                           863                     591
- thereof from affiliated companies                             (863)                   (591)
Result of associated companies                                -32,385                   2,909
                                                              -------                   -----

TOTAL                                                         -31,522                   3,500
                                                              =======                   =====

The negative result from associated companies in 1998 includes a DM 36,549 thousand start-up loss at Pandesic, held jointly with Intel Corp.







                        Notes to Consolidated Financial Statements            43

 13   WRITE-DOWN OF FINANCIAL ASSETS

      The write-down of financial assets includes the discounting to present value of interest-free loans to employees.


 14   NET INTEREST INCOME

                                                                 1998                    1997
                                                             DM (000)                DM (000)

Other interest and similar income                              67,739                  56,344
Interest and similar expenses                                   6,923                   3,782
                                                               ------                  ------

                                                               60,816                  52,562
                                                               ======                  ======

     Interest income is derived primarily from cash and cash equivalents, marketable securities, long-term investments and other loans.


 15  TAXES ON INCOME

Income tax expense is as follows:

                                                                 1998                    1997
                                                             DM (000)                DM (000)

Domestic corporation tax on income
(including solidarity surcharge)                              283,283                 228,570
Domestic trade tax on income                                  126,962                 107,949
Foreign income taxes                                          442,301                 417,161
                                                              -------                 -------
                                                              852,546                 753,680
                                                              -------                 -------
Deferred taxes                                                -29,840                 -45,326
                                                              -------                 -------

TOTAL TAXES ON INCOME                                         822,706                 708,354
                                                              =======                 =======



44            Notes to Consolidated Financial Statements

The income before income taxes is attributable to the following geographic locations:

                                                                 1998                    1997
                                                             DM (000)                DM (000)

Domestic                                                      908,576                 785,122
Foreign                                                       966,478                 848,586
                                                            ---------               ---------

INCOME BEFORE INCOME TAXES                                  1,875,054               1,633,708
                                                            =========               =========

The effective tax rate, before other taxes, of the SAP Group for the years ended December 31, 1998 and 1997 was 42.8% and 42.5% respectively. The table below shows the reconciliation of the current German statutory retained earnings corporate income tax rate of 45% and the effective tax rate. Because of the lower German tax rate for income distributed to shareholders, the domestic corporation tax is reduced according to the Executive Board's proposal for income appropriation.

The corporation tax reduction applies to the year that gives rise to dividend distribution.

In addition, shareholders tax-resident in Germany receive a credit of the full corporation tax against their personal income tax liability. A solidarity surcharge of 5.5% is imposed in respect of German corporation tax liability. The effective domestic trade tax rate, before other taxes, for the years ended December 31, 1998 and 1997 was 14.3% and 13.5%, respectively.

                                                                 1998                    1997
                                                             DM (000)                DM (000)

Corporation tax on income                                     785,198                 686,907
German trade tax on income                                    130,169                 107,249
Solidarity surcharge                                           12,799                  15,927
Tax reduction for dividend payment                            -69,351                 -63,046
Foreign tax rate differential, net                            -92,779                 -51,098
Utilization of loss carryforwards                                -929                    -613
Tax on non-deductible expenses                                 19,041                  11,092
Tax effect on current year losses                              53,326                   1,701
Consolidation effects                                          -7,701                   1,990
Other                                                          -7,067                  -1,755
                                                              -------                 -------

TAXES ON INCOME                                               822,706                 708,354
                                                              =======                 =======




                         Notes to Consolidated Financial Statements           45

In accordance with the deferral method, the differences between assets, liabilities and net income calculated for tax purposes and for financial reporting purposes that are expected to reverse in the future are shown below. In contrast to U.S. GAAP, net operating losses are not recorded as a deferred tax asset under German GAAP. Based upon past results of subsidiaries and expectations of similar performance in the future, the taxable income of these subsidiaries will more likely than not be sufficient to fully recognize the net deferred asset related to these subsidiaries.

                                                                 1998                    1997
                                                             DM (000)                DM (000)

Deferred tax assets
Accounts receivable                                            22,434                  23,791
Other loans                                                     3,489                   2,822
Pension provisions                                                  0                   5,486
Other provisions                                              105,561                 100,678
Other                                                           2,836                   2,310
                                                              -------                 -------
DEFERRED TAX ASSETS                                           134,320                 135,087
                                                              =======                 =======

Deferred tax liabilities
Fixed assets                                                  -13,305                 -19,842
Pension provision                                              -5,518                       0
Deferred income                                               -24,516                 -25,267
                                                              -------                 -------
DEFERRED TAX LIABILITIES                                      -43,339                 -45,109
                                                              -------                 -------

NET DEFERRED TAX ASSET                                         90,981                  89,978
                                                              =======                 =======

Certain foreign subsidiaries of the Company had net operating loss carryforwards at December 31, 1998 and 1997, totaling approximately DM 125,973 thousand and DM 17,283 thousand, respectively. The increase in net operating loss carryforwards resulted principally from losses in Japan in the amount of DM 110,226 thousand.

The majority of these carryforward losses will expire between three and five years.

 46            Notes to Consolidated Financial Statements
e    NOTES TO THE CONSOLIDATED BALANCE SHEETS

     16   INTANGIBLE ASSETS

in thousands of DM                          Trademarks,              Goodwill              TOTAL
                                        similar rights,
                                             and assets

Purchase cost 1/1/98                             61,799                55,006            116,805
Foreign currency exchange
rate changes                                      3,119                     0              3,119
Additions                                        46,622                65,206            111,828
Retirements                                      13,851                     0             13,851
Transfers                                            34                     0                 34
                                                 ------               -------            -------
12/31/98                                         97,723               120,212            217,935
                                                 ------               -------            -------
Accumulated depreciation
1/1/98                                           31,465                 4,041             35,506
Foreign currency exchange
rate changes                                      2,499                     0              2,499
Additions                                        20,205                22,136             42,341
Retirements                                      13,769                     0             13,769
Transfers                                             4                     0                  4
                                                 ------               -------            -------
12/31/98                                         40,404                26,177             66,581
                                                 ------               -------            -------

BOOK VALUE 12/31/98                              57,319                94,035            151,354
                                                 ======               =======            =======
Book value 12/31/97                              30,334                50,965             81,299

The additions to trademarks, similar rights and assets relate to software programs. The additions to goodwill in the Group relate to the capitalization of goodwill arising from consolidation.

                         Notes to Consolidated Financial Statements           47

17   PROPERTY, PLANT AND EQUIPMENT

in thousands of DM                   Land, leasehold         Other       Advance             TOTAL
                                    improvements and     property,      payments
                                          buildings,     plant and           and
                                           including     equipment  construction
                                        buildings on                 in progress
                                    third-party land

Purchase cost 1/1/98                         609,679       747,028        99,076         1,455,783
Foreign currency exchange
rate changes                                   4,361           442          -165             4,638
Additions                                    154,387       256,580       237,218           648,185
Retirements                                    7,230       148,539             0           155,769
Transfers                                     81,801        11,473       -93,308               -34
                                             -------       -------       -------         ---------
12/31/98                                     842,998       866,984       242,821         1,952,803
                                             -------       -------       -------         ---------
Accumulated depreciation
1/1/98                                       103,009       499,462             0           602,471
Foreign currency exchange
rate changes                                     780         3,155             0             3,935
Additions                                     48,838       180,169             0           229,007
Retirements                                    4,832       140,091             0           144,923
Transfers                                       -220           216             0                -4
                                             -------       -------       -------         ---------
12/31/98                                     147,575       542,911             0           690,486
                                             -------       -------       -------         ---------

BOOK VALUE 12/31/98                          695,423       324,073       242,821         1,262,317
                                             =======       =======       =======         =========
Book value 12/31/97                          506,670       247,566        99,076           853,312

The additions in other property, plant and equipment comprise primarily the purchase of computer hardware.

48            Notes to Consolidated Financial Statements

18   FINANCIAL ASSETS

in thousands of DM               Shares in     Invest-    Other   Long-term    Other         TOTAL
                                affiliated    ments in  invest-     invest-    loans
                                 companies  associated    ments       ments
                                             companies

Purchase cost 1/1/98                11,984      18,773   50,920     109,499   50,154       241,330
Foreign currency exchange
rate changes                           940           0     -542        -571        3          -170
Additions                           12,902       7,085   41,822         331   13,821        75,961
Retirements                         13,229         156   29,090       2,335   17,744        62,554
                                    ------      ------   ------     -------   ------       -------
12/31/98                            12,597      25,702   63,110     106,924   46,234       254,567
                                    ------      ------   ------     -------   ------       -------
Accumulated depreciation
1/1/98                               4,966           0        0           0    8,570        13,536
Foreign currency exchange
rate changes                             0           0        0           0        1             1
Additions                              891           0        0           0    3,205         4,096
Retirements                          5,756           0        0           0      608         6,364
Write-ups                                0           0        0           0    1,081         1,081
                                    ------      ------   ------     -------   ------       -------
12/31/98                               101           0        0           0   10,087        10,188
                                    ------      ------   ------     -------   ------       -------

BOOK VALUE 12/31/1998               12,496      25,702   63,110     106,924   36,147       244,379
                                    ======      ======   ======     =======   ======       =======
Book value 12/31/1997                7,018      18,773   50,920     109,499   41,584       227,794

Financial assets include long-term investments at December 31, as follows:

                                       1998                           1997
                                       Book    Market        Un-      Book    Market       Un-
                                     values    values   realized    values    values  realized
                                                           gains                         gains
                                    DM (000)  DM (000)   DM (000)  DM (000)  DM (000)  DM (000)


Securities with
fixed maturities                    100,000   107,850      7,850   100,000   104,750     4,750
Other securities                      6,924     6,924          0     9,499     9,499         0
                                    -------   -------      -----   -------   -------     -----

                                    106,924   114,774      7,850   109,499   114,249     4,750
                                    =======   =======      =====   =======   =======     =====

                         Notes to Consolidated Financial Statements           49

     Securities with fixed maturities mature in more than five years.

     The other loans include interest bearing and non-interest bearing loans to employees and third parties.


19   INVENTORIES

     Inventories primarily consist of work in process of DM 31,472 thousand which are services performed on consulting contracts, and office supplies and documentation of DM 5,421 thousand.


20   ACCOUNTS RECEIVABLE

     Amounts shown on the consolidated balance sheets are net of allowance for bad debts of DM 157,201 thousand and DM 92,362 thousand at December 31, 1998 and 1997, respectively. At December 31, 1998 and 1997, accounts receivable having a remaining term greater than one year and less than two years are DM 56,140 thousand and DM 86,732 thousand, respectively. Concentrations of operating risks are limited due to the Company's large customer base and its dispersion across many different industries and countries worldwide. No single customer accounted for 10% or more of revenues for fiscal year 1998 and 1997.


21   OTHER ASSETS

                                                          1998                 1997
                                                       DM (000)             DM (000)

Other assets                                           194,387              167,152
- thereof with a remaining term
  greater than one year                               (110,950)             (95,927)

Other assets include interest receivable for the period, tax refund claims, notes receivable, cash surrender value of insurance policies and rental deposits.

50            Notes to Consolidated Financial Statements

22   MARKETABLE SECURITIES

     During the fiscal year, SAP AG acquired 39,402 of its own shares, representing 0.04% of the capital stock, at an average market price of DM 829, for the purpose of offering them to its employees (Article 71 (1) no. 2 of the German Stock Corporation Act). Such shares were transferred to employees during the year at an average price of DM 824 per share. The Company did not hold any of its own shares as of the balance sheet closing date.

     The foreign subsidiaries of the Company purchased 196,225 American Depository Receipts ("ADRs"), at an average price of USD 45.94 and were distributed by an administrator to employees. Twelve ADRs are equivalent to one preference share.


23   LIQUID ASSETS

     As in the previous year, this balance sheet item includes cash and cash equivalents and time deposits at banks.

     Liquid assets are as follows:

                                                                 1998                    1997
                                                             DM (000)                DM (000)

Cash at banks                                                 313,304                 213,220
Time deposits with original maturities
of 3 months or less                                           900,985                 579,590
                                                            ---------                 -------
CASH AND CASH EQUIVALENTS                                   1,214,289                 792,810
                                                            ---------                 -------
Time deposits with maturities greater than
3 months and less than 1 year                                  26,542                 123,710
Time deposits with maturities exceeding 1 year                 70,000                  80,900
                                                            ---------                 -------

LIQUID ASSETS                                               1,310,831                 997,420
                                                            =========                 =======

     Liquid assets in the consolidated balance sheets are reconciled to cash and cash equivalents shown on the consolidated statements of cash flows, in section F, note 36.


24   PREPAID EXPENSES AND DEFERRED CHARGES

     This balance sheet line item is mainly comprised of prepayments for rental contracts, leases and maintenance contracts.








                             Notes to Consolidated Financial Statements       51

25   SUBSCRIBED CAPITAL
     At December 31, 1998, the subscribed capital of the Company was comprised as follows:

Number and type of shares                                                  DM

61,000,000 no-par ordinary shares                                  305,000,000
43,564,499 no-par preference shares                                217,822,495
                                                                   -----------

                                                                   522,822,495
                                                                   ===========

     By resolution of the Annual General Meeting held May 7, 1998, the Executive Board was authorized, subject to the approval of the Supervisory Board, to issue additional no-par bearer preference shares which may be issued through the period ending May 15, 2003. If all of these shares are issued they will increase capital stock by DM 10,000 thousand. The new shares are to be offered to shareholders for subscription. This right was not exercised during the fiscal year.

     The subscribed capital increased only to the extent holder exercised their conversion rights under convertible bonds. As conversion rights under the 1988/1998 convertible bond issue were exercised, DM 28 thousand of contingent capital (corresponding to 4,450 no-par ordinary shares and 1,120 no-par preference shares) was converted into capital stock. As conversion rights under the 1994/2004 convertible bond issue were exercised in 1998, DM 1,281 thousand of contingent capital (corresponding to 256,260 no-par preference shares) was converted into capital stock. As a result, contingent capital decreased by DM 1,309 thousand, and totaled DM 3,428 thousand on December 31, 1998. Subsequent to the conversion of these bonds, there were 685,501 approved preference shares remaining that had not yet been converted at December 31, 1998.

     Refer to the "Consolidated Statement of Changes in Shareholders' Equity" in the "Financial Statements."


26   CAPITAL RESERVE

     Of the increase in the capital reserve, DM 40 thousand resulted from the premium necessary to cover the exercise of conversion rights for the 1988/1998 convertible bonds, and DM 24,345 thousand from the premium necessary to cover the exercise of conversion rights for the 1994/2004 convertible bonds.


27   SPECIAL RESERVES FOR CAPITAL INVESTMENT SUBSIDIES AND ALLOWANCES

     The consolidated balance sheets include special reserves for capital investment subsidies and allowances pursuant to regional development programs.





52            Notes to Consolidated Financial Statements

28   PENSION RESERVES AND SIMILAR OBLIGATIONS

     The accrued pension and other similar obligations consist of the following:

                                                                 1998                    1997
                                                             DM (000)                DM (000)


Domestic pension plans reserves                                35,974                  15,059
Other pension plans
and similar obligations                                         6,148                  26,402
                                                               ------                  ------

                                                               42,122                  41,461
                                                               ======                  ======

Reserves for pension obligations are established on the basis of benefit plans that promise old age, disability, and survivors' benefits. In most cases, the benefit plans are performance-oriented, based on the length of service and compensation of employees.

Effective January 1, 1998, the German pension plans and their respective costs are determined using the projected unit credit method in accordance with U.S. GAAP as defined by SFAS No. 87, "Employers' Accounting for Pensions". Current pensions and remunerations prevailing on the balance sheet date as well as forecast future increases in these parameters are included in the valuation.

In 1997, similar obligations contained an amount of DM 19,726 thousand that corresponds to the difference between the admissible value under commercial law of the obligations computed in accordance with the German Income Tax Act, and the value of the assets held by the relief fund. As a result of the adoption of U.S. GAAP this obligation is included in pension reserves in 1998. The following disclosure as of December 31, 1997 does not correspond to the values included in the balance sheet, and is included only for comparative purposes in accordance with U.S. GAAP.


DOMESTIC PLANS

The pension plans in Germany are performance-oriented and the related plan assets are held in accordance with the Company's policies by SAP Altersvorsorge e.V., a legally independent relief fund sponsored by SAP AG. Members of the Executive Board are covered by individual, performance-oriented benefit plans, for which reserves have been established.





                        Notes to Consolidated Financial Statements            53

The change of the pension obligation and the change in plan assets for the German plans are as follows:

                                                                 1998                    1997
                                                             DM (000)                DM (000)

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of the year                   151,599                 122,449
Service cost                                                   21,799                  18,327
Interest cost                                                   9,861                   7,963
Actuarial (gain) / loss                                         3,938                   2,970
Benefits paid                                                    -139                    -110
                                                              -------                 -------
BENEFIT OBLIGATION AT END OF YEAR                             187,058                 151,599
                                                              -------                 -------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of the                  79,260                  59,547
year
Actual return on plan assets                                    6,253                   4,684
Employer contribution                                          24,187                  19,483
Life/disability insurance premiums and expenses                -3,533                  -4,344
Benefits paid                                                    -139                    -110
                                                              -------                 -------
FAIR VALUE OF PLAN ASSETS AT END OF THE YEAR                  106,028                  79,260
                                                              -------                 -------

Funded status                                                  81,030                  72,339
Unrecognized net actuarial gain                               -31,803                 -24,611
Unrecognized transition (obligation) asset                    -27,121                 -29,076
                                                              -------                 -------

ACCRUED BENEFIT COST                                           22,106                  18,652
                                                              =======                 =======

Included in the 1998 benefit cost (DM 22,106 thousand) is the fair value of plan assets in the amount of DM 14,868 thousand for the Board of Directors plan. In the consolidated balance sheets the amount is included in other assets.

54            Notes to Consolidated Financial Statements

The following assumptions were used to develop the change in pension obligation and the change in plan assets of the German plans:

                                                         1998                 1997
                                                            %                    %

Discount rate                                            6.0                  6.5
Expected return on plan assets                           6.5                  6.5
Rate of compensation increase                            4.0                  5.0


Components of net periodic benefit cost:

                                                          1998                 1997
                                                       DM (000)             DM (000)

Service cost                                           21,799               18,327
Interest cost                                           9,861                7,963
Expected return on plan assets                         -6,619               -5,137
Net amortization                                        2,600                2,564
                                                       ------               ------

NET PERIODIC PENSION COST                              27,641               23,717
                                                       ======               ======



                         Notes to Consolidated Financial Statements           55

FOREIGN PLAN

SAP has a noncontributory defined benefit plan for certain of its foreign employees who are at least 21 years old and have been employed by the Company for at least one year. The plan provides benefits based upon compensation levels, age, and years of service.


The change of the pension obligation and the change in plan assets for the foreign plan are as follows:

                                                                 1998                    1997
                                                             DM (000)                DM (000)

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of the year                    22,477                   9,725
Service cost                                                   13,356                   6,975
Interest cost                                                   1,626                   1,392
Actuarial (gain) / loss                                         2,907                   2,516
Foreign currency exchange rate changes                         -2,380                   1,868
                                                               ------                  ------
BENEFIT OBLIGATION AT END OF THE YEAR                          37,986                  22,476
                                                               ======                  ======

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of the                  20,913                   5,293
year
Actual return on plan assets                                    2,200                   1,441
Employer contribution                                          18,022                  12,866
Foreign currency exchange rate changes                         -2,394                   1,312
                                                               ------                  ------
FAIR VALUE OF PLAN ASSETS AT END OF THE YEAR                   38,741                  20,912
                                                               ======                  ======

Funded status                                                    -757                   1,565
Unrecognized net actuarial gain                                -5,830                  -3,628
                                                               ------                  ------

PREPAID BENEFIT COST                                           -6,587                  -2,063
                                                               ======                  ======

The following assumptions were used to develop the change in pension obligation and the change in plan assets of the foreign plan:

                                                         1998                 1997
                                                            %                    %

Discount rate                                            6.75                 7.0
Expected return on plan assets                           8.0                  8.0
Rate of compensation increase                            6.0                  6.0


56            Notes to Consolidated Financial Statements

Components of net periodic benefit cost:

                                                                 1998                    1997
                                                             DM (000)                DM (000)

Service cost                                                   13,356                   6,975
Interest cost                                                   1,626                   1,392
Expected return on plan assets                                 -1,981                    -900
Net amortization and deferral                                     115                      59
                                                               ------                   -----

NET PERIODIC BENEFIT COST                                      13,116                   7,526
                                                               ======                   =====

29   OTHER RESERVES AND ACCRUED LIABILITIES

                                                                 1998                    1997
                                                             DM (000)                DM (000)

Accrued taxes                                                 298,813                 489,676
Other reserves and accrued liabilities                        967,336                 630,438
                                                            ---------               ---------

                                                            1,266,149               1,120,114
                                                            =========               =========

Accrued taxes comprise liabilities for the current fiscal year and for prior years.


Other reserves and accrued liabilities at December 31 are as follows:

                                                                 1998                    1997
                                                             DM (000)                DM (000)

Obligations to employees                                      575,372                 397,601
Obligations to suppliers                                      173,918                  81,777
Vacation entitlement                                          112,334                  77,954
STAR program obligation                                        47,581                       0
Warranty and service costs                                     24,126                  50,297
Contribution to employees' accident
insurance account                                               5,445                   4,003
Financial statement preparation costs                           3,673                   2,435
Other                                                          24,887                  16,371
                                                              -------                 -------

                                                              967,336                 630,438
                                                              =======                 =======

                         Notes to Consolidated Financial Statements           57

     SAP accrues only for obligations when they are probable and reasonably estimable.


     Obligations to employees relate primarily to variable bonus payments tied to earnings performance, paid out after the balance sheet date. Obligations to suppliers represent services received or goods purchased which SAP has not yet been invoiced. Warranty and service costs accruals represent estimated future warranty obligations for maintenance free periods.


30   BONDS

     This item comprises the outstanding portion of the SAP AG 6% 1994/2004 convertible bond issue, which amounts to DM 3,428 thousand (DM 4,709 thousand as of December 31, 1997). The portion of the 1988/1998 floating-rate convertible bond issue outstanding on December 31, 1997 (DM 4 thousand) was comprised of DM 50 registered convertible bonds, and carried a right, exercisable up until October 20, 1998, to convert to SAP ordinary and preference shares. The exercise of the conversion right resulted in 4,450 ordinary shares totaling DM 22 thousand as a proportion of the capital stock, and 1,120 preference shares totaling DM 6 thousand as a proportion of the capital stock. The 1994/2004 convertible bond issue is comprised of 4,000,000 registered convertible bonds with a value of DM 5 each. These convertible bonds carry a right, which can be exercised on June 30, July 31, August 31, September 30, October 31, or November 30 of any year up until June 30, 2004, to convert to preference shares. The exercise of this conversion right would result in 685,501 no-par preference shares.


31   OTHER LIABILITIES

     The information on liabilities required by German law is included in the following summary. The liabilities are unsecured, except for retention of title and similar rights, as is customary in the industry.

                                          Term less         Term     Term more    12/31/98      12/31/97
                                         than 1 year   between 1  than 5 years
                                                     and 5 years
                                            DM (000)    DM (000)      DM (000)    DM (000)      DM (000)

Bank loans and overdrafts                    188,326     48,255            62     236,643       163,547
Advance payments received                     98,809          0             0      98,809        30,972
Accounts payable                             450,181          0             0     450,181       318,309
Payables due to
unconsolidated affiliates                      8,447          0             0       8,447         8,815
Taxes                                        181,708          0             0     181,708       157,132
Social security                               58,971          0             0      58,971        42,193
Other liabilities                             55,442         71        24,425      79,938        93,271
                                           ---------     ------        ------   ---------       -------

                                           1,041,884     48,326        24,487   1,114,687       814,239
                                           =========     ======        ======   =========       =======



58            Notes to Consolidated Financial Statements

          The bank loans and overdrafts relate primarily to loans taken out in Japan due to the low interest rates prevailing in that country (DM 200,169 thousand). In the previous year, liabilities with a remaining term not exceeding one year amounted to DM 809,701 thousand and those with a remaining term exceeding five years amounted to DM 4,151 thousand.


     32   DEFERRED INCOME

          This balance is comprised mainly of deferred maintenance revenue.



f    INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

     33   NET CASH PROVIDED BY OPERATING ACTIVITIES

          The increase in net cash provided by operating activities resulted from an increase in the Company's net income and a smaller increase in the accounts receivable due to effective receivables management. Interest payments in 1998 and 1997 were DM 6,107 thousand and DM 3,803 thousand respectively. Income taxes paid in fiscal 1998 and 1997 were DM 881,249 thousand and DM 360,125 thousand respectively, net of refunds.


     34   NET CASH USED BY INVESTING ACTIVITIES

          The higher financial requirement was caused by greater investment in property, plant and equipment, necessary because of growth in the business and increased employee numbers. The investments were financed wholly from ordinary operations.


     35   NET CASH USED FOR FINANCING ACTIVITIES

          Financing activities used cash of DM 221,91 thousand for dividend payments and provided proceeds from the issuance of debt.


     36   CASH AND CASH EQUIVALENTS

          The following table shows the reconciliation of liquid assets, shown in the consolidated balance sheets to cash and cash equivalents, shown in the consolidated statements of cash flows:

                                                                 1998                    1997
                                                             DM (000)                DM (000)

Liquid assets                                               1,310,831                 997,420
Time deposits greater than 3 months                            96,542                 204,610
                                                            ---------                 -------

CASH AND CASH EQUIVALENTS                                   1,214,289                 792,810
                                                            =========                 =======




                         Notes to Consolidated Financial Statements           59
g    Additional Information

     37  CONTINGENT LIABILITIES

                                                                 1998                    1997
                                                             DM (000)                DM (000)

Notes receivable sold                                              41                  13,128
Guarantees and endorsements                                     3,015                     364
Guarantees for unused lines of credits
and other commitments                                         437,529                 162,639
Extension of collateral
for third-party liabilities                                    55,238                   6,570
                                                              -------                 -------

                                                              495,823                 182,701
                                                              =======                 =======

38   OTHER FINANCIAL COMMITMENTS

     Commitments under rental and operating leasing contracts:

                                                                     DM (000)

Due 1999                                                             198,072
Due 2000                                                             140,193
Due 2001                                                              95,136
Due 2002                                                              65,700
Due 2003                                                              48,630
Due thereafter                                                       149,602

Purchase commitments amounting to DM 168,061 at December 31, 1998 are within the limit of authorized capital expenditures.




60            Notes to Consolidated Financial Statements

39   LITIGATION AND CLAIMS

     The bankruptcy trustee of the American company FoxMeyer Corp. ("FoxMeyer") has instituted legal proceedings against SAP America, Inc., the American subsidiary of SAP AG, and SAP AG, claiming damages in the amount of U.S. $ 500 million. FoxMeyer was a pharmaceutical wholesaler that filed for bankruptcy protection in 1996. FoxMeyer's bankruptcy trustee has alleged that, during the implementation phase of the R/3 System, which began in 1993, SAP America, Inc. made false assurances concerning the functionality of its software. The case is currently in the discovery phase. While the ultimate outcome of this matter cannot be determined presently with certainty, the Company believes that FoxMeyer's claims in this action are without merit. The Company is vigorously defending against the claims, and believes that this action is not likely to have a material effect on its results of operations, financial condition, or cash flows.

     SAP is subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's results of operations, financial condition or cash flows. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future will not have a material adverse effect on the Company's results of operations, financial condition, or cash flows.


40   DERIVATIVE FINANCIAL INSTRUMENTS

     As an internationally active company, the SAP Group is subject to risks from currency and interest-rate fluctuations in its ordinary operations. The derivative financial instruments employed by the Group to reduce such risks are exclusively marketable instruments with sufficient liquidity. To avoid counterparty risks in the use of derivative financial instruments, the Group conducts business exclusively with major financial institutions. The use of derivative financial instruments is governed by consistent guidelines and strict controls, and is limited to hedging against risks in ordinary operations, including the related financial investments and financing transactions. Derivative financial instruments are not employed for speculative purposes, but only for hedging purposes. As of December 31, 1998, all derivatives have maturity less than one year.












                             Notes to Consolidated Financial Statements       61

The notional values and market values (beyond valuation units) of the derivative financial instruments as of December 31, 1998 and 1997 were as follows:

                                              1998                       1997
                                          Notional       Market      Notional             Market
                                             value        value         value              value
Currency-related contracts                DM (000)     DM (000)      DM (000)           DM (000)


Forward exchange contracts                 614,385          607       339,560                426
Currency options                                 0            0        25,600                562

     The market values of the currency and interest rate-related contracts are computed on the basis of the market values of contracts having the same conditions as of the same effective date.

     Forward exchange contracts and currency options are employed exclusively to protect existing and/or expected foreign currency claims and liabilities. The goal of the hedging transactions entered into by the SAP Group is to reduce the risks associated with its claims and liabilities denominated and/or expected in foreign currencies. Currency-hedging transactions are effected mainly with the currencies of the following major industrialized countries: United States, Australia, United Kingdom, Switzerland and Japan.


41   SEGMENT INFORMATION

     SAP is a leading international developer and supplier of integrated business application software designed to provide cost-effective comprehensive solutions for businesses.

     The Company's primary product, the R/3 System, is designed to provide customers with a palette of standard business solutions arranged in applications that provide integrated enterprise-wide processing of business work flows. Additionally, the Company provides independent industry-specific solutions, independent business solutions, custom components, and the necessary technological infrastructure to support complementary software solutions. The Company has many strategic partners that offer complementary software, services, and hardware. The Company's services include consulting, support, and training. Customers range in size from large multinational enterprises to medium- and smaller-sized companies.

     SAP operates in one industry segment, the design, development, marketing, licensing, and support of client/server and mainframe standard business application software. The Company markets its products and services through its subsidiaries and distributors throughout the world. The majority of software development occurs in Germany although the Company maintains development facilities at certain of its foreign locations. SAP does not have a structure of operational segments for which separate financial data could be prepared.




62            Notes to Consolidated Financial Statements

The following table presents a summary of operations by geographic region. The following amounts are based upon consolidated data. Therefore, the total of each of the following categories reconciles to the consolidated financial statements.

                                         Sales by destination                Sales by operation

                                          1998           1997           1998               1997
                                      DM (000)       DM (000)        DM(000)           DM (000)


Germany                              1,565,088      1,149,078      1,726,544          1,262,552
Rest of EMEA 1)                      2,233,644      1,488,449      2,107,651          1,451,065
                                     ---------      ---------      ---------          ---------
TOTAL EMEA                           3,798,732      2,637,527      3,834,195          2,713,617
                                     ---------      ---------      ---------          ---------

United States                        3,068,493      2,105,573      3,073,749          2,053,307
Rest of Americas                       858,379        489,181        851,513            504,808
                                     ---------      ---------      ---------          ---------
TOTAL AMERICAS                       3,926,872      2,594,754      3,925,262          2,558,115
                                     ---------      ---------      ---------          ---------

ASIA-PACIFIC                           739,690        785,185        705,837            745,734
                                     ---------      ---------      ---------          ---------

TOTAL                                8,465,294      6,017,466      8,465,294          6,017,466
                                     =========      =========      =========          =========

                                                 Results from                      Total assets
                                          ordinary operations
                                         1998            1997           1998               1997
                                     DM (000)        DM (000)       DM (000)           DM (000)


Germany                               911,134         792,819      1,874,280          1,659,477
Rest of EMEA 1)                       385,328         313,262      1,543,812          1,200,026
                                    ---------       ---------      ---------          ---------
TOTAL EMEA                          1,296,462       1,106,081      3,418,092          2,859,503
                                    ---------       ---------      ---------          ---------

United States                         513,547         357,551      1,880,495          1,317,033
Rest of Americas                      135,184         104,368        421,331            310,244
                                    ---------       ---------      ---------          ---------
TOTAL AMERICAS                        648,731         461,919      2,301,826          1,627,277
                                    ---------       ---------      ---------          ---------

ASIA-PACIFIC                          -24,971          98,936        576,860            583,480
                                    ---------       ---------      ---------          ---------
TOTAL                               1,920,222       1,666,936      6,296,778          5,070,260
                                    =========       =========      =========          =========


1)      Europe/Middle East/Africa

                         Notes to Consolidated Financial Statements           63

                                             Property, plant and                   Depreciation
                                                       equipment
                                             1998           1997           1998            1997
                                         DM (000)       DM (000)       DM (000)         DM(000)

Germany                                   675,074        484,855        119,647          95,829
Rest of EMEA 1)                           255,123        187,943         47,260          30,578
TOTAL EMEA                                930,197        672,798        166,907         126,437

United States                             255,952        106,928         27,185          28,648
Rest of Americas                           30,558         29,934         15,434          10,945
TOTAL AMERICAS                            286,510        136,862         42,619          39,593
ASIA-PACIFIC                               45,610         43,652         19,481          17,422
                                        ---------        -------        -------         -------
TOTAL                                   1,262,317        853,312        229,007         183,442
                                        =========        =======        =======         =======

                                            Capital expenditures                      Employees

                                             1998           1997          12/31           12/31
                                         DM (000)       DM (000)           1998            1997

Germany                                   318,343        193,242          7,679           5,516
Rest of EMEA 1)                           112,159        153,033          3,281           1,969
TOTAL EMEA                                430,502        346,275         10,960           7,485

United States                             176,276         90,657          4,463           2,906
Rest of Americas                           17,893         21,989          1,521             879
TOTAL AMERICAS                            194,169        112,646          5,984           3,785

ASIA-PACIFIC                               23,514         28,441          2,364           1,586
                                          -------        -------         ------          ------

TOTAL                                     648,185        487,362         19,308          12,856
                                          =======        =======         ======          ======

1)      Europe/Middle East/Africa



64            Notes to Consolidated Financial Statements

The six major groups of Industry Business Units generated the following sales revenues:

                                                                        1998
                                                                     DM (000)
Process Industries                                                  1,910,980
Discrete Manufacturing                                              2,275,050
Fast Moving Consumer Goods                                          1,274,163
Utilities and Communication                                           886,901
Financial Service and Service Providers                             1,621,530
Public Sector                                                         496,670
                                                                    ---------
TOTAL                                                               8,465,294
                                                                    =========

42   SUPERVISORY BOARD AND EXECUTIVE BOARD

     Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting on May 6, 1999, the total annual remuneration of the Supervisory Board will amount to DM 1,096 thousand. The total annual remuneration of the Executive Board will amount to DM 7,988 thousand. Interest-free loans granted to members of the Executive Board and outstanding in the amount of DM 9 thousand on December 31, 1997 were fully repaid in 1998. A pension accrual has been made for former Board Members in the amount of DM 2,420 thousand for 1998. The members of the Supervisory Board and Executive Board of SAP AG are listed on pages 66 and 67.


                           Walldorf, February 26, 1999

                             SAP Aktiengesellschaft
            Systeme, Anwendungen, Produkte in der Datenverarbeitung
                               Walldorf, Germany

                               The Executive Board


           Plattner      Kagermann      Heinrich      Oswald      Zencke



                         Notes to Consolidated Financial Statements           65

SUPERVISORY BOARD

Elected at the                                                               Elected by
Annual General Meeting:                                                      the employees:

DIETMAR HOPP                        BOTHO VON PORTATIUS                      HELGA CLASSEN
Walldorf                            Cologne                                  St. Leon-Rot
Chairperson                         until May 7, 1998                        Deputy Chairperson
as of May 7, 1998
                                    PROF. DR. AUGUST-WILHELM                 WILLI BURBACH
DR. WILHELM HAARMANN                SCHEER                                   Ratingen
Kronberg/Taunus                     Saarbrucken
RA WP StB HAARMANN,                 Director of the Institute for            RUDIGER GERBER
HEMMELRATH & PARTNER                Information Systems                      Bad Schoenborn
Frankfurt am Main                   Saarland University                      until May 7, 1998
                                    Saarbrucken
DR. HEINRICH HORNEF                 until May 7, 1988                        BERNHARD KOLLER
Weinheim                                                                     Walldorf
until May 7, 1998                   DR. DIETER SPORI
                                    Backnang                                 DR. GERHARD MAIER
KLAUS-DIETER LAIDIG                 DaimlerChrysler AG                       Wiesloch
Boblingen                           Berlin
Management Consultant               as of May 7, 1998                        DR. BARBARA SCHENNERLEIN
Laidig Business Consulting GmbH                                              Dresden
                                    DR. BERND THIEMANN                       as of May 7, 1998
HARTMUT MEHDORN                     Kronberg/Taunus
Heidelberg                          Chairman of the Executive Board          ALFRED SIMON
Chairman of the                     of DG BANK                               Malsch
Executive Board                     Frankfurt am Main
of Heidelberger                     until May 7, 1998
Druckmaschinen AG
Heidelberg                          DR. H. C. KLAUS TSCHIRA
as of May 7, 1998                   Heidelberg
                                    as of May 7, 1998



66            Supervisory Board

EXECUTIVE BOARD                                                                 EXTENDED MANAGEMENT BOARD

PROF. DR. H. C. HASSO PLATTNER          DIETMAR HOPP                            MICHAEL GIOJA
Schriesheim/Altenbach                   Walldorf                                Stutensee
Co-Chairman and CEO                     Administration, Sales and               Human Resources Development
Basis, Technology                       Consulting Germany,                     until October 27, 1998
and Industry                            Corporate Communications
Solutions Development,                  until May 7, 1998                       KARL-HEINZ HESS
Marketing,                                                                      Stutensee
Corporate Communications,                                                       Basis Development
Americas Region                         GERHARD OSWALD
                                        Wiesloch
PROF. DR. HENNING KAGERMANN             R/3 Corporate Services,                 DIETER MATHEIS
Hockenheim                              IT Infrastructure                       Muhlhausen
Co-Chairman and CEO                                                             Chief Financial Officer
Financials, Human Resources
and Industry Solutions                  DR. H. C. KLAUS TSCHIRA
Development,                            Heidelberg                              KEVIN S. McKAY
Administration,                         Human Resources                         Doylestown, PA, U.S.A.
Europe Region                           Development                             SAP America, Inc. (CEO)
                                        until May 7, 1998                       as of September 3, 1998
DR. CLAUS E. HEINRICH
Walldorf                                PAUL WAHL                               PAUL NEUGART
Logistics, Industry Solutions           Wilhelmsfeld                            Hockenheim
and Human Resources                     SAP America, Inc. (CEO),                Head of Sales in Germany
Development                             Marketing                               until June 30, 1998
                                        until September 3, 1998

                                        DR. PETER ZENCKE
                                        Weinheim
                                        Logistics and Industry Solutions
                                        Development
                                        Asia-Pacific

                                                    Executive Board           67

Subsidiaries, Joint Ventures, and Associated Companies




SAP AG AND THE GROUP

as of 12/31/1998, figures in DM (000), except for % and employee information

Name and location of company                             Ownership        Sales  Net income/        Equity       Number of
                                                                 %      revenue       (loss)         as of    employees as
                                                                     in 1998 1)  for 1998 1)   12/31/98 1)   of 12/31/98 2)
I. AFFILIATED COMPANIES
GERMANY
SAP Retail Solutions GmbH & Co., St. Ingbert 5)              100      101,007     16,853          37,198             491
SRS Software- und Systemhaus Dresden GmbH, Dresden            50       88,532      7,718          14,816             382
SAP Systems Integration GmbH, Alsbach-Hahnlein                60       58,223      5,654          32,965             214
SAP Labs GmbH Mannheim, Mannheim 4)                         80,2       52,162      2,151           2,455             226
Steeb Anwendungssysteme GmbH, Abstatt                        100       45,824      3,732           9,498             125
AsseT GmbH Assessment & Training Technologies,                75        4,451        728           1,897              16
Immenstaad
SAP Retail Solutions Beteiligungsgesellschaft mbH,           100            0         -2              48               0
Walldorf
DACOS Software Holding GmbH, St. Ingbert                     100            0     -3,505          10,324               0

REST OF EUROPE, MIDDLE EAST AND AFRICA
SAP (UK) Limited, Feltham/United Kingdom                     100      438,418     17,075         134,966             500
SAP FRANCE SYSTEMES APPLICATIONS ET
PROGICIELS S.A., Paris/France                                100      277,029     14,432          72,248             415
SAP (Schweiz) AG Systeme, Anwendungen und Produkte
der Datenverarbeitung, Biel/Switzerland                      100      238,502     48,052         220,768             252
SAP Svenska Aktiebolag, Stockholm/Sweden                     100      169,321     39,521          66,148             231
SAP Nederland B.V., 's Hertogenbosch/The Netherlands         100      163,768     26,109          60,062             269
S.A.P. Italia Sistemi Applicazioni
Prodotti in Data Processing S.p.A., Milan/Italy              100      154,282     22,192          43,337             177
SAP ESPANA Y PORTUGAL  SISTEMAS APLICACIONES
Y PRODUCTOS EN LA INFORMATICA, S.A., Madrid/Spain            100      151,538     17,080          39,892             195
SAP Danmark A/S, Brondby/Denmark                             100      129,074     11,477          49,302             241
SAP Osterreich, Systeme, Anwendungen und Produkte
in der Datenverarbeitung Gesellschaft m.b.H.,
Vienna/Austria                                               100      119,404     17,361          53,174             178
NV SAP BELGIUM SA, Brussels/Belgium                          100      105,834     15,107          38,206             143
SYSTEMS APPLICATIONS PRODUCTS (SOUTHERN AFRICA)
(PTY) LTD, Woodmead/South Africa                             100       91,780      9,358          19,950             210
SAP CR, spol. s.r.o., Prague/Czech Republic                  100       46,617      2,163          18,574             124
SAP Polska Sp. z.o.o., Warsaw/Poland                         100       34,912      3,311           9,460              83
SAP Hungary Rendszerek, Alkalmazasok es Termekek az
Adatfeldolgozasban Informatikai Kft., Budapest/Hungary       100       22,140      6,076           7,989              47
SAP Consult C.I.S., Moscow/Russia                            100       11,953        455           1,090              86
SAP Slovensko s.r.o., Bratislava/Slovakia 4)                 100       11,139         27           1,812              38
SAP Retail Solutions Nederland B.V.,
's Hertogenbosch/The Netherlands 5)                          100        6,272        170             393               0
SAP Service and Support Centre (Ireland) Limited,
Dublin/Ireland                                               100        6,012      1,410           3,502              45
OFEK-tech Software Industrie Ltd., Tel Aviv/Israel 3)         51        4,804        783           2,004              33
K & V Information Systems Ltd. i.L..,
Buckinghamshire/UK 3), 5)                                    100        2,883       -686             296               0
SAP Labs France S.A., Paris/France 4)                        100          164       -251           3,477               8
DACOS Software S.A., Vaumarcus (NE) /Switzerland 3), 5)       52            0       -179             435               1
SAP Ireland Ltd., Dublin/Ireland                             100            0      4,020          70,012               6




68            Subsidiaries, Joint Ventures, and Associated Companies

Name and location of company                           Ownership         Sales  Net income/        Equity         Number of
                                                               %       revenue       (loss)         as of         employees
                                                                    in 1998 1)  for 1998 1)   12/31/98 1)  as of 12/31/98 2)



AMERICAS
SAP America, Inc., Newtown Square/USA                        100     3,074,045    302,607         947,878             3,823
SAP Canada Inc., North York/Canada                           100       280,468      5,153          48,180               571
SAP BRASIL COMERCIO E REPRESENTACOES LTDA.,
Sao Paulo/Brazil                                             100       271,793     25,768          41,697               405
SAP Labs, Inc., Palo Alto/U.S.A.  5)                         100       154,034      4,060          13,930               433
SAP MEXICO S.A. DE C.V., Mexico City/Mexico                  100       127,948     26,453          34,917               222
SAP Public Sector and Education, Inc., Washington
DC/U.S.A. 5)                                                 100       126,649     -6,463          -6,222               172
SAP Andina y del Caribe C.A., Caracas/Venezuela              100        96,100     11,920          14,453               160
SAP ARGENTINA S.A., Buenos Aires/Argentina                   100        91,655     16,013          31,115               163
SAP International, Inc., Miami/U.S.A. 5)                     100        11,061     -1,940          -1,411                35
SAP Investment Inc., Wilmington, Delaware/
U.S.A. 4),5)                                                 100             0         23          83,673                 0

ASIA-PACIFIC
SAP AUSTRALIA PTY LTD, Sydney/Australia                      100       293,782     16,899          52,296               344
SAP Japan Co., Ltd., Tokyo/Japan                             100       175,954   -103,898          -1,521               921
SAP Asia Pte. Ltd., Singapore                                100        90,305     -1,537          10,185               269
SAP India Systems, Applications and Products in Data
Processing Private Limited, Bangalore/India 5)               100        63,208      9,581          13,309               116
SAP (Malaysia) Sdn. Bhd., Kuala Lumpur/Malaysia              100        33,070      2,035           7,814                74
SAP Taiwan Co. Ltd.,Taipei/Taiwan                            100        32,120      6,679          11,499                73
SAP New Zealand Limited, Auckland/New Zealand                100        31,974      4,843          11,792                41
SAP Korea Limited, Seoul/Korea                               100        31,634      4,973          18,316               100
SAP (Beijing) Software System Co., Ltd., Beijing/China       100        22,895       -405           5,042               160
SAP HONG KONG CO. LIMITED, Taikoo Shing/Hong Kong            100        20,574      3,753           9,007                41
SAP SYSTEMS, APPLICATIONS AND PRODUCTS
IN DATA PROCESSING (THAILAND) LTD., Bangkok/Thailand         100        12,802      2,603           7,059                50
SAP Philippines, Inc., Makati City/Philippines               100         9,902        582           2,228                42
SAP Labs India Pvt. Ltd. Bangalore/India 4)                  100         2,379        257           1,866               120
PT SAP Asia, Jakarta/Indonesia                               100         1,577     -1,703          -1,071                13
SAP India (Holding) Pte. Ltd., Singapore                     100             0         -8             712                 0

II. ASSOCIATED COMPANIES
IDS Prof. Scheer Gesellschaft fur integrierte
Datenverarbeitungssysteme mbH, Saarbrucken/Germany          25,2       101,420      6,519          62,871               575
SAP Solutions GmbH, Freiberg/Germany                          40        60,441     10,390          13,521               217
Schmidt, Vogel und Partner Consult, Gesellschaft fur
Organisation und Managementberatung mbH,
Bielefeld/Germany                                           25,2        50,300        858           3,827               241
Pandesic LLC, Santa Clara, California/U.S.A. 4)               50           620    -72,056           2,447               143

1) These figures do not include eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the consolidated financial statements.

2)   As of December 31, 1998, including managing directors

3)   Not consolidated according to Article 296 (2) of the German Commercial Code

4)   Consolidated for the first time in 1998

5)   Represents a wholly owned entity of a subsidiary

                Subsidiaries, Joint Ventures, and Associated Companies        69

Five-Year Summary




SAP GROUP

                                                          (in millions of DM, unless otherwise stated)          (in millions
                                                                                                                     of EUR)
                                                     1994         1995          1996        1997         1998           1998

SALES REVENUES                                    1,831.1      2,696.4       3,722.2     6,017.5      8,465.3        4,328.2
% generated by foreign subsidiaries                    62%          67%           73%         79%          80%
% product revenue                                      71%          72%           71%         68%          62%
per employee (in thousands of DM/EUR)                 414          419           455         521          489            250
NET INCOME                                          281.2        404.8         567.5       925.4      1,052,3          538.1
Return on equity (net income as a % of
average equity)                                        25%          29%           30%         35%          31%
Results from operations                             471.3        674.0         967.2     1,666.9      1,920.2          981.8
% return on sales (results from operations as
a % of sales revenues)                                 26%          25%           26%         28%          23%
Income according to DVFA/SG                         280.3        403.3         566.2       923.0      1,049.3          536.5
Earnings per share according
to DVFA/SG (in DM/EUR)                               2.77         3.98          5.47        8.85        10.04           5.13
TOTAL ASSETS                                      1,749.7      2,218.2       3,367.0     5,070.2      6,296.8        3,219.5
FIXED ASSETS                                        689.4        752.0         789.0     1,162.4      1,658.1          847.7
Intangible assets                                    12.3          7.5           5.7        81.3        151.4           77.4
Property, plant and equipment                       514.5        575.0         621.9       853.3      1,262.3          645.4
Financial assets                                    162.6        169.5         161.4       227.8        244.4          124.9
CURRENT ASSETS
(INCL.PREPAID EXPENSES/DEFERRED CHARGES)          1,060.3      1,466.2       2,578.0     3,907.8      4,638.7        2,371.8
Inventories                                           4,9          5,6           7,8         7,5         36,9           18.9
Accounts receivable                                 708.2      1,062.9       1,832.8     2,902.9      3,291.0        1,682.7
Liquid assets                                       347.2        397.7         737.4       997.4      1,310.8          670.2
SHAREHOLDERS' EQUITY                              1,236.2      1,529.5       2,211.3     3,062.5      3,756.3        1,920.6
as % of fixed assets                                  179%         203%          280%        263%         227%
Subscribed capital                                  506.2        506.2         517.5       521.5        522.8          267.3
Reserves                                            639.5        886.5       1,448.9     2,232.0      2,893.9        1,479.6
Group retained earnings                              88.1        133.8         240.7       294.4        325.6          166.5
Minority interests                                    2.4          3.0           4.2        14.6         14.1            7.2
LIABILITIES (INCL. DEFERRED CHARGES)                513.5        688.7       1,155.7     2,007.7      2,540.4        1,298.9
Long-term debt                                       51.8         42.3          74.5       139.9        152.4           77.9
Short-term liabilities                              461.7        646.4       1,081.2     1,867.8      2,388.0        1,221.0
%OF TOTAL ASSETS
Property, plant and equipment                          39%          34%           23%         23%          26%
Current assets                                         61%          66%           77%         77%          74%
Shareholders' equity                                   71%          69%           66%         60%          60%
Liabilities                                            29%          31%           34%         40%          40%



70            Five-Year Summary

SAP GROUP

                                                           (in millions of DM, unless otherwise stated)      (in millions
                                                                                                                  of EUR)
                                                        1994       1995        1996       1997        1998           1998


FINANCIAL LIABILITIES                                   69.1       80.2        99.1      168.2       240.1         122.7
Long-term                                               21.9       20.5         8.8        5.1        51.8          26.4
Short-term                                              47.2       59.7        90.3      163.1       188.3          96.3
Net interest income                                    +22.1      +22.2       +27.8      +52.6       +60.8          31.1
CASH-FLOW ACCORDING TO DVFA/SG 3)                      386.5      559.0       782.7    1,230.1     1,337.7         683.9
as % of sales revenue                                     21%        21%         21%        20%         16%

INVESTMENTS/DEPRECIATION AND AMORTIZATION
Investments in property, plant and equipment
and intangible assets                                  194.1      255.6       220.6      574.7       760.0         388.6
Depreciation and amortization                           88.7      144.5       164.6      195.3       271.3         138.7
Depreciation/investments (depreciation as
a % of investments)                                       46%        57%         75%        34%         36%

NUMBER OF EMPLOYEES
at year-end                                            5,229      6,857       9,202     12,856      19,308
annual average                                         4,596      6,443       8,177     11,558      17,323
Personnel expenses                                     675.2      956.7     1,338.5    2,074.9     3,043.6       1,556.1

RESEARCH AND DEVELOPMENT EXPENSES                      369.6      438.2       505.5      701.8     1,121.7         573.5
as a % of sales revenues                                  20%        16%         14%        12%         13%

SAP AG
Net income                                             122.9      189.8       304.5      447.3       525.5         268.7
Transfer to reserves                                    35.5       56.0        64.0      153.5       200.0         102.3
Dividend distributions                                  88.1      133.6       240.2      294.2       323.6         165.5

                                                     (in DM)                                                    (in EUR)

Dividend per ordinary share                             0.85       1.30        1.80 1)    2.80                      1.57 2)
Dividend per preference share                           0.90       1.35        1.85 1)    2.85                      1.60 2)
Stock prices at year-end: Ordinary share              102.50     222.00      210.50     545.50      720.00        368.13
Stock prices at year-end: Preference share             88.40     217.80      211.80     584.20      799.50        408.78
Number of shares at year-end (in thousands)          101,231    101,233     103,507    104,303     104,565
Thereof ordinary share                                60,985     60,986      60,991     60,996      61,000
Thereof preference share                              40,246     40,247      42,516     43,307      43,565
Market capitalization (in billion DM/billion EUR)        9.8       22.3        21.8       58.6        78.7          40.3

1) For 1996 plus a 25th anniversary bonus of DM 0.50 per ordinary and preference share

2)   1998 proposed dividend

3)   German Association For Financial Analyst and Investment Consultants



                                                  Five-Year Summary           71

Addresses and Financial Calendar



                    HEADQUARTERS

ADDRESS             SAP AG
                    Neurottstrasse 16
                    D-69190 Walldorf, Germany

TELEPHONE           +49 6227 747474
FAX                 +49 6227 757575

INTERNET            www.sap.com

E-MAIL              press@sap-ag.de


                    All international subsidiaries and sales partners are listed at www.sap.com under "Contact us".


INTERNATIONAL SUBSIDIARIES AND SALES PARTNERS IN THE EUROPE/MIDDLE EAST/AFRICA
REGION: Greece, Ireland, Israel, Italy, Kazakhstan, Kenya, Luxembourg, The Netherlands, Norway, Poland, Romania, Russia, Saudi Arabia, South Africa, Slovak Republic, Slovenia, Spain, Sweden, Switzerland, Turkey, Hungary, Ukraine, United Arab Emirates, United Kingdom, Zimbabwe


INTERNATIONAL SUBSIDIARIES AND SALES PARTNERS IN THE AMERICAS REGION: Argentina, Brazil, Canada, Colombia, Chile, Mexico, Puerto Rico, Peru, Venezuela, U.S.A.


INTERNATIONAL SUBSIDIARIES AND SALES PARTNERS IN THE ASIA-PACIFIC REGION:
Australia, China, India, Indonesia, Japan, Korea, Malaysia, New Zealand, Philippines, Singapore, Thailand, Taiwan



                    FINANCIAL CALENDAR

1999

APRIL 28            Interim report: January - March 1999
MAY 6               Annual General Meeting, Mannheim
MAY 7               Payment of dividends
JULY 28             Interim report: January - June 1999
OCTOBER 27          Interim report: January - September 1999



2000

JANUARY 26          Preliminary figures for fiscal 1999
MAY 4               Annual General Meeting





72            Addresses and Financial Calendar

                           SAP ANNUAL REPORT

DESIGN AND ART             SIGNUM communication GmbH, Mannheim
ORIGINAL PHOTOGRAPHY       Sabine Kress, Mannheim
LITHOS                     Repro Braun, Neuhofen & Extrabyte GmbH, Mannheim
PRINT                      Color-Druck, Leimen
BINDING                    Thalhofer, Schonaich

PICTURE SOURCES            Wolfram Scheible, Stuttgart
                           Klaus Geiss, Sandhausen
                           SAP Picture Archive
                           Bavaria, Munchen

COPYRIGHT(C)1999           SAP AG
                           Neurottstrasse 16
                           69190 Walldorf, Germany

OVERALL RESPONSIBILITY     SAP AG
                           Corporate Communications


                           This English translation is intended for information purposes only. In the event of any conflict in interpretation, reference should be made to the original German version.

                SAP AG Neurottstrasse 16 69190 Walldorf Germany




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